Exhibit 99.1(a)

Accelerating the late-stage pipeline Zealand Pharma Annual Report 2017 Marianne Riis lives with short bowel syndrome and is dependent on parenteral nutrition. Company reg. no. 20045078

2 Zealand Pharma Annual Report 2017 Our ambition is to be a world leader in treating specialty gastrointestinal and metabolic diseases At Zealand, we are passionate about improving patients’ lives and committed to delivering value for all our stakeholders.

Zealand Pharma Annual Report 2017 3 Contents Management review Financial statements CEO letter 2017 was a defining year for Zealand, with transformational progress across the business. Read more on page 7 About Zealand Pharma Products and pipeline Consolidated financial statements Income statement Statement of comprehensive income Statement of financial position Statement of cash flows Statement of changes in equity Business overview Notes 51 51 52 53 53 54 55 Zealand in brief Chairman’s letter CEO letter Financial highlights and 2018 guidance Consolidated key figures Zealand’s IPO on Nasdaq in the U.S. Key events 2017 Zealand’s pipeline 5 6 7 9 10 11 12 13 Marketed products Marianne Riis, SBS patient Glepaglutide for SBS Dasiglucagon for congenital hyperinsulinism Dasiglucagon for severe hypoglycemia Dasiglucagon for type 1 diabetes care Two obesity programs: amylin analog and GLP-1/GLU Research and preclinical projects 23 24 26 27 28 29 Parent company financial statements Income statement Statement of comprehensive income Statement of financial position Statement of cash flows Statement of changes in equity Notes 81 81 82 83 83 84 30 31 Late-stage pipeline Zealand aspires to become a world leader in treatning specialty gastrointestinal and metabolic diseases with one product candidate in Phase 3 and two more ready to advance to Phase 3 in 2018. Read more on Alternative Performance Measures 88 Moving forward Corporate matters Statement of the Board of Directors and Executive Management Independent auditor’s report 89 90 Our long-term ambition and priorities for 2018 Zealand’s business model A dual-listed company Late-stage development organization Corporate governance Risk management and internal control Corporate social responsibility (CSR) Human resources Financial review Shareholder information Board of Directors and Corporate Management 33 36 39 40 41 44 15 16 17 18 Other information page 12 Toward an integrated biotech company 19 Zealand’s scientific peptide platform Working with partnerships 20 21 Sources Addresses (company information) 95 95 46

4 Zealand Pharma Annual Report 2017 About Zealand Pharma Zealand in brief Chairman’s letter CEO letter Financial highlights and 2018 guidance Consolidated key figures Zealand’s IPO on Nasdaq in the U.S. Key events 2017 Zealand’s pipeline 5 6 7 9 10 11 12 13

Zealand Pharma Annual Report 2017 5 Zealand in brief Zealand is a late-stage biotech company with new products launching into major markets within 3 to 4 years. Zealand We are a world leader in the discovery and development of peptide therapeutics, focusing on specialty gastrointestinal and metabolic diseases. Programs Accelerating late-stage clinical programs with glepaglutide and three dasiglucagon product candidates as significant short-and long-term value drivers. We aim to advance medicines for rare diseases all the way to market to meet patients’ needs, while we continue to grow through valuable partnerships in diabetes care. We have a late-stage program in Phase 3 development and two Phase 3-ready programs, all with potential to launch into major markets: glepaglutide, a long-acting GLP-2 analog for short bowel syndrome, and dasiglucagon, a soluble, stable glucagon analog in liquid formulation in development as three distinct clinical programs. Peptides A world leading peptide platform with product candidates for near-term pipeline expansion. We have a license agreement with Sanofi covering two marketed products. In 2017, Sanofi launched Soliqua® 100/33, a fixed-dose combination of the Zealand-invented GLP-1 lixisenatide with Lantus®, in the U.S. followed by a launch as Suliqua® in several European countries. We continue to leverage our validated peptide platform and have multiple opportunities for near-term pipeline expansion. Financial strength Financial strength with increasing royalty revenue from commercial products and partnerships. Find out more about Zealand on zealandpharma.com

6 Zealand Pharma Annual Report 2017 Chairman’s letter Well positioned to deliver on In 2015, we laid the foundation for a strong Zealand by defining a new our ambition Helping people who suffer from severe gastrointesti-nal and metabolic diseases is a passion that fuels the speed and diligence of our progress. direction for the Company whereby we will develop and commercialize selected medicines ourselves, while engaging in partnerships to secure significant value where this is more opportune. Zealand has world-leading expertise in delivering differentiated peptide-based drug candidates, and I am excited about how this has been translated into the rich pipeline that Zealand has today. In addition promising preclinical assets are in development which validate our platform and technology, giving us multiple options to expand our pipeline in line with our strategy, driving further shareholder value. In 2017, Zealand took a major step forward in imple-menting this strategy, with positive clinical results for our flagship programs. Dasiglucagon advanced to Phase 3 in one indication, and another indication is in preparation to start Phase 3 in 2018, as is glepa-glutide, where best-in-class potential for treatment of short bowel syndrome has been underpinned by strong clinical results. I want to thank the entire Zealand organization for a successful 2017. I also want to personally thank our shareholders for their valuable trust and support in our focused endeavor of delivering shareholder val-ue. I am optimistic about the future and am looking forward to yet another successful business year for Zealand. Good discipline and an experienced, competent and dedicated organization have been essential to secure this progress, together with collaborations with lead-ing key opinion leaders in their respective fields as well as business partners with global expertise. Martin Nicklasson Chairman

Zealand Pharma Annual Report 2017 7 CEO letter A defining year for Zealand 2017 was a defining year for Zealand, with transformational progress across the business. The first medicine based on a Zealand invention was launched in the U.S., and our portfolio includes four late-stage clinical programs which can launch into major markets within 3 to 4 years. Zealand is focused on driving fast and thorough ad-vancements of our clinical and preclinical programs. With strong progress in 2017, we have taken important steps toward realizing our ambition to become a world leader in treating specialty gastrointestinal and metabolic diseases. Accelerating our late-stage pipeline In 2017, we reported positive Phase 2 results with our long-acting GLP-2 analog, glepaglutide, for short bowel syndrome, and we are on track to start Phase 3 in 2018 and potentially deliver a best-in-class medicine.

8 Zealand Pharma • Annual Report 2017

Zealand has developed the leading liquid formulation glucagon analog, dasiglucagon, which is in development for three different indications:

Firstly, for the treatment of the rare disease congenital hyperinsulinism, where we received orphan drug designation and advanced toward Phase 3 initiation in 2018.

Secondly, for diabetes care, two Phase 3 trials were initiated with the dasiglucagon HypoPal® rescue pen for severe hypoglycemia, with results expected in 2018 and regulatory filing in 2019.

Thirdly, dasiglucagon has the potential to revolutionize the treatment of type 1 diabetes, when used in a fully automated dual-hormone pump system. We expanded our nonexclusive collaboration with Beta Bionics, in preparation for the Phase 2b proof-of-concept trial in the dual-hormone pump iLet™.

Based on this strong progress, we will have three Phase 3 programs in 2018, all with attractive risk profiles and potential.

Balancing partnering and standalone commercialization

Zealand's business model builds on successful partnerships. In 2017, Soliqua® 100/33, a fixed combination of the Zealand-invented GLP-1 lixisenatide and Lantus®, was launched in the U.S. by Sanofi and launched as Suliqua® in the first European countries for type 2 diabetes.

We reached major milestones in two programs partnered with Boehringer Ingelheim, which both advanced to Phase 1 development for the treatment of obesity and/or type 2 diabetes.

Partnerships will continue to be a cornerstone of how we conduct business, but our approach has changed toward retaining more ownership and control over our programs. We partner with research and manufacturing organizations and will engage in commercialization of medicines for rare diseases, to maximize value for Zealand. We also engage in strategic partnerships within diabetes care and broader indications where it makes sense to leverage a partner's infrastructure and strengths.

Financial strength and optionality

We raised USD 90 million in August 2017 through a listing on Nasdaq in the U.S. This achievement makes Zealand the first dual-listed Danish biotech company. The rationale for the listing was twofold:

To allow continued full-speed development of our leading product candidates, without dependency on the speed of revenue increase.

To increase our visibility and attractiveness to the U.S. investor market.

The combination of expected increasing royalties and milestone revenue, potential for additional partnerships and reasonable cost to progress toward registration of our products, puts Zealand in a strong financial position. We will maintain a cost-conscious approach and financial optionality as we progress our business.

"Saving and improving patients' lives through development of new and better medicines creates a strong sense of urgency and commitment across our organization."

2018 outlook

Saving and improving patients' lives through development of new and better medicines creates a strong sense of urgency and commitment across our organization, and we continue to expand engagement with patient organizations and key opinion leaders.

You can read more about our business, results and future potential in this 2017 Annual Report. We look forward to helping improve and save patients' lives and to unlocking more of Zealand's potential in 2018 to benefit our shareholders. Thank you for your support.

Britt Meelby Jensen
President and Chief Executive Officer

Zealand Pharma Annual Report 2017 9 Financial highlights and Revenue Revenue consists of royalty revenue from sales of products licensed to Sanofi and milestone payments relating to development and regulatory achievements from outlicensed programs. Net loss and comprehensive loss The net loss and comprehensive loss both amounted to DKK 272.3 million, which was in line with expecta-tions. 2018 guidance Financial guidance for 2018 For 2018, Zealand expects a continued increase in royalty payments from Sanofi. No specific guidance on the level of royalties can be provided, as Sanofi has not given any guidance on expected 2018 sales. Zealand’s revenue in 2017 amounted to DKK 139.8 million (234.8), down 40% due to a decrease in mile-stone payments. Royalty revenue increased by 59% versus the previous year and amounted to DKK 38.8 million (24.3). Of the royalty revenue, DKK 19.2 million (0.0) related to sales of Soliqua® 100/33 and Suliqua®, and DKK 19.6 million (24.3) to sales of Lyxumia®/Adlyxin®. Net operating expenses in 2018 are expected to be within the DKK 475-495 million range. The increase compared to 2017 is due to higher clinical develop-ment costs associated with the advance of glepaglu-tide and the dasiglucagon programs to Phase 3. Milestone payments amounted to DKK 101.0 million (210.4), relating to the EU approval of Suliqua® and to the start of Phase 1 of the amylin analog project licensed to Boehringer Ingelheim. The operating result is calculated as revenue from royalties and milestone payments less net operating expenses. Research, development and administrative expenses Total research, development and administrative expenses amounted to DKK 372.1 million (320.7), up 16% on 2016. 2018 guidance 2017 realized DKKm Revenue Net operating expenses¹ No guidance 475-495 101 372 The increase is due to higher research and devel-opment expenses as a result of accelerated devel-opment activities and more late-stage clinical trials. This includes costs relating to the two dasiglucagon HypoPal® rescue pen Phase 3 trials, the two dasi-glucagon dual-hormone pump Phase 2a trials as well as part of the glepaglutide Phase 2 trial. In addition, costs were impacted by an increase in the number of employees in our clinical development organization. ¹ Net operating expenses consist of research, development and administrative expenses less other operating income. Find out more about Zealand at zealandpharma.com/zealand-news/ Note: Comparative figures for 2016 are stated in brackets.

10 Zealand Pharma • Annual Report 2017

Consolidated key figures.

DKK '000	2017	2016	2015	2014	2013
Income statement and comprehensive income					
Revenue	139,775	234,778	187,677	153,773	6,574
Royalty expenses	-14,629	-31,459	-22,267	-13,776	-872
Research and development expenses	-324,667	-268,159	-217,741	-180,036	-164,467
Administrative expenses	-47,470	-52,503	-41,824	-39,826	-34,155
Other operating income	607	1,697	12,828	6,328	7,302
Operating loss	**-246,384**	**-115,646**	**-81,327**	**-73,537**	**-185,618**
Net financial items	-31,387	-43,764	-38,505	1,047	1,942
Loss before tax	**-277,771**	**-159,410**	**-119,832**	**-72,490**	**-183,676**
Income tax benefit[1]	5,500	5,500	5,875	7,500	0
Net loss for the year	**-272,271**	**-153,910**	**-113,957**	**-64,990**	**-183,676**
Comprehensive income/loss	**-272,271**	**-153,910**	**-113,957**	**-64,990**	**-183,676**
Earnings/loss per share – basic (DKK)	-9.77	-6.33	-4.94	-2.87	-8.10
Earnings/loss per share – diluted (DKK)	-9.77	-6.33	-4.94	-2.87	-8.10
Balance sheet					
Cash and cash equivalents	588,718	323,330	418,796	538,273	286,178
Restricted cash[2]	5,892	318,737	21,403	0	0
Securities	75,111	0	0	0	24,383
Total assets	737,238	694,626	636,208	596,756	346,913
Share capital ('000 shares)	30,751	26,142	24,353	23,193	23,193
Equity	528,468	278,194	252,231	252,828	316,141
Equity ratio[3]	0.72	0.40	0.40	0.42	0.91
Royalty bond	135,734	332,243	312,951	272,170	0

DKK '000	2017	2016	2015	2014	2013
Cash flow					
Cash outflow/inflow from operating activities	-278,746	40,904	-224,767	-42,183	-169,618
Cash outflow/inflow from investing activities	221,351	-299,958	-1,594	19,763	96,808
Cash inflow from financing activities	337,930	157,146	96,413	272,170	0
Purchase of property, plant and equipment	-7,226	-2,600	-4,040	-4,497	-4,569
Free cash flow[4]	-285,972	38,304	-228,807	-46,680	-174,187
Other					
Share price (DKK)	85.00	106.50	151.50	83.00	59.00
Market capitalization (DKKm)[5]	2,614	2,784	3,689	1,925	1,368
Equity per share (DKK)[6]	17.22	11.69	10.60	11.17	13.97
Average number of employees	128	124	110	103	107

1 Under Danish tax legislation, Zealand is eligible to receive DKK 5.5 million in cash relating to the tax loss in 2017.

2 Restricted cash serves as collateral for the royalty bond issued in 2014.

3 Equity ratio is calculated as equity at the balance sheet date divided by total assets at the balance sheet date.

4 See page 88 regarding alternative performance measures.

5 Market capitalization is calculated as outstanding shares at the balance sheet date times the share price at the balance sheet date.

6 Equity per share is calculated as shareholders' equity divided by total number of shares less treasury shares.

Zealand Pharma Annual Report 2017 11 Zealand’s IPO on Nasdaq in the U.S. Zealand completed a U.S. IPO and is now listed in both Denmark and the U.S. 5,031,250 new American Depository Shares Zealand issued 4,531,250 new shares with a nominal value of DKK 1 each in connection with the IPO in the U.S. In addition, 500,000 treasury shares were sold. In August 2017, Zealand successfully completed an initial public offering (IPO) of American Depositary Shares (ADSs) on Nasdaq Global Select Market. This achievement makes Zealand the first Danish biotech company to be listed in both Denmark and the U.S. The decision to pursue a listing in the U.S. was taken following positive clinical results for glepaglutide and dasiglucagon, confirming their potential and support-ing further clinical development of the programs. ADS definition An ADS is a U.S. dollar-denominated equity share of a foreign-based company available for purchase on the American stock exchange Nasdaq Global Select Market. Our ADSs are issued by Bank of New York Mellon as the depository bank. Rationale behind the U.S. IPO To raise capital to continue the rapid development of the late-stage clinical programs, in addition to fund-ing from increasing royalty revenue from Soliqua® 100/33 and milestone revenue from other partner-ships. To increase the visibility and attractiveness of Zealand in the world’s largest market for biotech investments, the U.S. The offering included new U.S.-based healthcare specialist investors, who primarily focused on the potential of our clinical pipeline. ZEAL Each ADS represents 1 new share, with the new shares underlying the ADSs. The ADSs were listed and began trading on August 9, 2017 on Nasdaq Global Select Market in the U.S. under the symbol “ZEAL.” Zealand as a U.S.-listed company With the listing in the U.S., 16.4% of Zealand’s total shares trade on Nasdaq Global Select Market in the U.S. and 83.6% trade on Nasdaq Copenhagen, mean-ing that the majority of the shares are still listed on the stock exchange in Copenhagen, which has the highest trading volume. Find out more about Zealand on zealandpharma.com

12 Zealand Pharma • Annual Report 2017

Key events 2017.

2017 was an eventful year for Zealand, with progress across all product candidates and the launch of the partnered product Soliqua® 100/33.

	Q1	Q2	Q3	Q4
Glepaglutide		**June** – Phase 2 Glepaglutide meets primary endpoint in Phase 2 trial in patients with SBS		**November** U.S. FDA grants orphan drug designation for the treatment of SBS **November** – Phase 1 Recruitment completed in trial to evaluate the optimal dosing frequency **October** – Phase 1 Initiation of PK trial
Dasiglucagon		**July** – Phase 3 Initiation of Phase 3 trial for severe hypoglycemia with HypoPal® rescue pen **June** – Phase 2a Positive Phase 2a results with dual-hormone pump **May** – Phase 2a Positive Phase 2a results for microdose trial for dual-hormone pump treatment **May** Orphan drug designation awarded in the EU for CHI	**August** Orphan drug designation awarded in the U.S. for CHI	**December** Collaboration strengthened with Beta Bionics through equity investment to advance development in iLet™ **December** – Phase 3 Initiation of pivotal Phase 3 trial with dasiglucagon for the treatment of severe hypoglycemia
Corporate	**January** EU approval of Suliqua® triggers USD 10 million milestone payment **January** Launch of Soliqua® 100/33 in the U.S.	**June** – Phase 2 Zealand regains control of elsiglutide	**September** Zealand and Orbit Discovery enter into research collaboration **August** – Phase 1 Phase 1 trials initiated by Zealand's partner Boehringer Ingelheim with a GLP-1/GLU **August** – Phase 1 Phase 1 trials initiated by Zealand's partner Boehringer Ingelheim with amylin **August** IPO on Nasdaq Global Select Market in the U.S., raises USD 90 million	**October** Zealand and Torrey Pines enter into research collaboration

Find more Zealand news at
zealandpharma.com/zealand-news/

Zealand Pharma • Annual Report 2017 13

Zealand's pipeline.

Zealand is a world leader in the discovery of novel peptide therapeutics, with a late-stage clinical pipeline with three Phase 3 programs and one Phase 2b program in 2018 and a rich preclinical pipeline.

Product pipeline

Zealand's pipeline consists of two frontrunner programs: glepaglutide, a long-acting GLP-2 analog in development for the treatment of short bowel syndrome, and dasiglucagon, a liquid formulation glucagon analog in development as three distinct medicines: 1 – a ready-to-use rescue treatment for severe hypoglycemia; 2 – treatment of the orphan disease congenital hyperinsulinism; 3 – use in a dual-hormone pump system for the treatment of type 1 diabetes.

The pipeline also consists of two product candidates in collaboration with Boehringer Ingelheim within obesity and type 2 diabetes for once-weekly dosing: an amylin analog and a GLP-1/GLU dual agonist.

In addition, Zealand has a number of preclinical programs, with potential for development solely by Zealand or in partnership, with one candidate capable of advancing to Phase 1 clinical development in early 2019.

Preclinical	Phase 1	Phase 2	Phase 3	Registration
GLP-1/GLP-2 dual agonist	GLP-1/GLU dual agonist Obesity/type 2 diabetes Phase 1 ongoing	Glepaglutide GLP-2 analog Short bowel syndrome Phase 3 ready	Dasiglugacon HypoPal® rescue pen Acute, severe hypoglycemia Phase 3 ongoing	
GIP/GLP-1/glugacon mono/dual/triple portfolio	Amylin analog Obesity/type 2 diabetes Phase 1 ongoing	Dasiglugacon dual-hormone pump therapy Diabetes management Phase 2b ready		
Ion channel blockers		Dasiglugacon Rare diseases CHI Congenital hyperinsulinism Phase 3 ready		
Other non-disclosed candidates		GLP-2 (elsiglutide) Phase 2 Phase 2 ready		

Find out more about Zealand's pipeline at zealandpharma.com/product-pipeline/

(\ Moving forward. Our ambitions and priorities for 2018 Zealand's business model A dual-ilsted company Late-stage development organization Zealand's scientific peptide platform Toward an integrated biotech company Working with partners 15 16 17 18 19 20 21 1·1

F't,; ,_,..," • lS Our ambition and priorities for 2018. Our immediate priority is to accelerate our late-stage clinical pipeline, while engaging in new partnerships and advancing our preclinical pipeline. Moving fast to deliver on our ambition With an ambition to become a world leader in treating specialty gastrointestinal and metabolic diseases. we have successfully progressed the development of our clinical programs in the last couple of years. This is in line with our strategy of bringing medicines for rare dis-eases all the way to the market ourselves. while contin-uing to grow our business through strong partnerships. This progress builds upon our validated peptide plat-form and, over the past few years. we have expand-ed our capabilities to meet the needs of late-stage development while maintaining a lean and agile organization. Tuned in to deliver on our goals for 2018 We are dedicated to continuing our trajectory of securing fast progress and delivering on our promises. In 2018, we expect a number of value-driving catalysts: @® L!J (/;@ Accelerating our late-stage pipeline • Glepaglut1de: ln1t1ate Phase 3 program • Dasiglucagon HypoPal rescue pen: Report results from two Phase 3 trials • Das1glucagon dual-hormone pump: ln1t1ate Phase 2b clin1cal program • Das1glucagon for congen1talhyperinsulinism:Initiate Phase 3 program Growing royalty revenues from Soliqua• 100/33 • Increase prescriptions in the U.S. • Roll out in Europe Securing value-generating partnerships across existing programs • Seek commercialpartners for HypoPa18 • Seek territorialcommercial partners for glepaglutide • Seek development partners for nonstrategic preclinicalprograms Verifying potential within obesity/type Z diabetes from two partnered programs with Boehringer Ingelheim • Report Phase 1results for once-weekly GLP-1/glucagon analog • Report Phase 1results for once-weekly amylin analog g Announcing the next internal drug candidate for clinical development • Enter clln1caldevelopment 1n 2019

16 Zealand Pharma Annual Report 2017 Zealand’s business model We discover and develop peptide therapeutics with a focus on specialty gastrointestinal and metabolic diseases. A business model with two approaches Zealand has a lean and agile organization, and we engage with partners across the value chain, such as leading CROs and CMOs. We aim to retain full ownership and control of product candidates within rare diseases all the way to the market in selected geographies. In diabetes and other broad indications, we will engage in development and/or commercial partnerships, the timing of which will depend on value optimization, with the aim of optimizing the progress of our programs and value. Academia and scientific institutions Contract Research Organizations (CROs) Contract Manufacturing Organizations (CMOs) Distribution partners Rare diseases: Maintain full value potential Internal drug development Internal supply and commercialization Peptide research platform Diabetes care: Optimize potential through partnerships Partnered drug development Partnered supply and commercialization Peptide research platform Zealand is a world leader with 20 years’ ex-perience in the discovery and development of peptide therapeutics. Drug development Zealand has built a world-class late-stage development organization to support the fast progress of the clinical portfolio in line with our ambition to bring our own products to the market, retaining control and value in-house. Commercialization Zealand intends to commercialize our product candidates within rare diseases. The effort is commercially manageable, and we will retain full control and profitability. We will gradually build our commercial organization with a focus on the U.S. and Europe. Our success has largely come from our fo-cus on the modification of endogenous gut peptide hormones, particularly glucagon, amylin, GLP-1, GLP-2 and GIP. Business development Zealand regards partnerships as pivotal to our success. Our Business Development team is responsible for identifying, structur-ing, negotiating and executing transactions with potential partners to build value and support Zealand’s ambition. Today, we focus not only on optimizing the properties of endogenous hormones but also on exploring ion channels and other target classes. Partnerships continue to be an important part of our business model and will enable us to move faster to market.

Zealand Pharma Annual Report 2017 17 Mats Blom Executive Vice President and Chief Financial Officer (CFO) Working as a dual-listed company on Nasdaq The listing on Nasdaq Select Global Market in the U.S. in August 2017 was a success. We achieved our objective of raising gross USD 90 million, which enables us to continue the development of our late-stage clinical programs. Secondly, we expanded our ownership base with high-profile specialist funds, and we increased our analyst coverage with U.S. analysts. Working as a dual-listed company has increased compliance requirements. We have to comply with both Danish and U.S. securities laws and, specifically, the filing requirements to the SEC are a new task. We have initiated a process of improving internal control at Zealand to become SOX (Sarbanes–Oxley Act)-compliant, which will be finalized during 2018. In recent years, we have spent a lot of time on investor conferences and one-to-one meetings in both Europe and the U.S., and demand is growing. The U.S. listing process has helped us refine how we communicate our business priorities, strategy and how Zealand has changed over the last couple of years to a company with a late-stage pipeline with less risk and many short-term value drivers. I believe the new challenging requirements have been a positive step for Zealand on our journey to fulfill our strategy.

18 Zealand Pharma Annual Report 2017 Adam Steensberg Executive Vice President and Chief Medical and Development Officer (CMDO) World-class late-stage development organization During the last couple of years, the key focus has been to build a world-class late-stage Development organization to support the progress of the clinical portfolio in line with our ambition to bring our own products to the market. We have had the clear aim of working with the best external partners in product manufacturing, clinical research, regulatory support and key opinion leaders. Creating an ambitious, agile and dynamic working environment is one reason why we at Zealand have been able to retain and attract the best talents. Today Development consists of 70 functional experts and project leaders focused on executing Zealand’s late-stage clinical portfolio, which includes a Phase 3 program only a few years away from registration. Our ability to deliver on time and with high quality will continue to be a focus of 2018, during which progressing the clinical portfolio and preparing for commercial launches will become an even bigger part of our daily work. I look forward to a 2018 where we will engage even closer with patients and caregivers to ultimately pro-vide life-changing new medicines and devices that can address significant unmet medical needs.

Zealand Pharma • Annual Report 2017 19

Andrew Parker.

Executive Vice President and
Chief Scientific Officer (CSO)

Zealand's scientific peptide platform

Zealand's scientific foundation is a deep understanding of peptide chemistry and how to optimize the biological and physical properties of peptides to turn them into potential therapeutics. This has enabled us to deliver multiple candidates for clinical development over the years and offer significant benefits to patients. One highlight in 2017 was successfully completing the optimization of a peptide that has agonist activity at both the GLP-1 and GLP-2 receptors, representing an opportunity to treat gastrointestinal and liver diseases. We are very excited by this research success and expect the peptide to be ready for first clinical testing in 2019.

We have established three successful research collaborations with world-leading companies and academic institutions in the U.S., the UK and Australia that will expand our peptide libraries, increasing the probability of successfully identifying new peptide therapeutics against targets relevant for rare metabolic and gastrointestinal diseases.

Our internal expertise, coupled with focused external collaborations, has ensured that we continue to have a very strong preclinical pipeline with multiple candidates having the potential to enter clinical development in 2019, including the GLP-1/GLP-2 dual peptide and other undisclosed programs.

20 Zealand Pharma Annual Report 2017 Ivan Møller Senior Vice President, Technical Development and Operations Toward an integrated biotech company With the creation of the new area of Technical Development and Operations, Zealand integrates pharmaceutical development and future commercial manufacturing under one roof. This setup achieves two goals. Firstly, it allows us to further build the organizational capabilities for commercial manufac-turing, supply chain, launch management and quality. Secondly, it enables the development organization to focus on progressing the programs through Phase 3 and regulatory filing. For Zealand, quality goes beyond complying with regulatory guidelines. It is founded on scientific knowledge, is built into the product, and minimizes supply chain risks and variability throughout manu-facturing operations. Our high quality standards ensure patient safety and supply continuity, and drive operational excellence across Zealand. As most operations are outsourced, our manufac-turing strategy is built on an effective partnering approach with appropriate oversight, support and diligent risk management. On a personal level, I am excited to lead this new and important functional area as we enter the next stage of our journey toward being a fully integrated biotech company.

Zealand Pharma  Annual Report 2017 21 Working with partners As our business matures, we engage increasingly with patient organizations, key experts in their fields and other organizations to best address their needs. Building a patient-centric business As Zealand continues its transformation toward being a fully integrated biotech company, building relation-ships with key stakeholders is a fundamental step – not just with patient organizations and advocacy groups to ensure that patients’ needs take center stage in our business activities, but also within the scientific com-munity. The scientific community We value our close collaborations with the scientific community and with thought leaders in the metabolic and gastrointestinal fields. We work closely with key opinion leaders to ensure that we improve patient care, but also to increase awareness of the burden of living with chronic diseases. At Zealand, we hope that by fostering these relationships and engagements, we can bring innovative solutions to patients in collaboration with academia and clinical practice experts. The patient community Working with patient organizations and advocacy groups provides us deep insights into doing what is right for the patient. At Zealand, we seek “the patient voice,” and we believe our patient-centric focus will translate into better standard of care as well as finan-cial success. “30 million Americans rely on NORD to ensure that viable options exist for research and treatments, and to protect our collective hope for cures. Progress requires the commitment and dedication of all stakeholders.” Marianne Riis preparing her parenteral nutrition Alexa Moore Vice President of Development, National Organization for Rare Disorders (NORD), National Headquarters, Danbury, Connecticut, U.S. Find out more about Zealand on zealandpharma.com

22 Zealand Pharma  Annual Report 2017 Products and pipeline Marketed products My worst fear was to become what I am today: a short bowel patient Glepaglutide for SBS Dasiglucagon for congenital hyperinsulinism Dasiglucagon for severe hypoglycemia Dasiglucagon for type 1 diabetes care Two obesity programs: amylin analog and GLP-1/GLU Research and preclinical projects 23 24 26 27 28 29 30 31

Zealand Pharma • Annual Report 2017 23

Marketed products.

Zealands's first invented medicine, the GLP-1 receptor agonist lixisenatide, individually and in combination with insulin glargine, is marketed under a license agreement with Sanofi.

Our collaboration with Sanofi includes the marketed GLP-1 receptor agonist lixisenatide and combination products. The key product under this collaboration is Soliqua® 100/33, where Zealand has up to USD 100 million in milestone revenue outstanding and receives 10% royalty on global net sales. We will continue to receive royalty income until our patent expires, which will happen on different dates in different countries, but in most cases in 2025.

Soliqua® 100/33

Soliqua® 100/33 is a combination of insulin glargine (Lantus®) and lixisenatide, the Zealand GLP-1 receptor agonist (licensed to Sanofi), in a once-daily injection format. The product is marketed under the brand name Soliqua® 100/33 in the U.S. Launched in the U.S. in January 2017, market access continues to expand, with 65% commercially insured patients and 25% MediCare coverage as of January 2018.

It was approved in the EU in January 2017 under the brand name Suliqua® for people with type 2 diabetes and launched in the first European countries in 2017.

Adlyxin®/Lyxumia® (lixisenatide)

Adlyxin®/Lyxumia® is a glucagon-like peptide-1 (GLP-1) receptor agonist indicated as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes. Approved in 60 countries worldwide and marketed in more than 40 by Sanofi, commercial launches as of January 2018 include most EU countries, Japan, Brazil, Mexico, India and the U.S.

Soliqua® 100/33

Soliqua® 100/33 is a combination of insulin glargine (Lantus®) and lixisenatide, the Zealand GLP-1 receptor agonist (licensed to Sanofi), in a once-daily injection format. It launched in the U.S. in January 2017.

65%

Commercially insured patients as of January 2018.

25%

MediCare coverage as of January 2018.

Average weekly prescriptions of Soliqua® 100/33 (TRx)[1]


TRx
3,000
2,500
2,000
1,500
1,000
500
0
Q1 2017
Q2 2017
Q3 2017
Q4 2017

[1] IMS data, calculated average based on weekly prescriptions (TRx).

Find out more about Zealand on zealandpharma.com

24 Zealand Pharma  Annual Report 2017 My worst fear was to become what I am today: a short bowel patient Marianne was diagnosed with cancer of the small intestine and became a short bowel patient. Today, she manages to live a life on home parenteral nutrition and works as a pastor. When Marianne was 16 years old and in high school, she lost 10-12 kg, and her parents realized that something was wrong. Marianne was referred to the hospital and diagnosed with Crohn’s disease. Later on, when she was studying to become a nurse, she fell seriously ill and was admitted to hospital, where she had her first stoma. Since then, she has been through several surgeries. Today, Marianne needs parenteral support and has what she calls an extended handbag consisting of a liter of fluid, in case she feels the need. Thinking that my life was over As a young nurse, she studied in the Department of Surgical Gastroenterology and was permitted to ob-serve a stoma operation. During her time working in the hospital, she noticed one particular type of patient. She describes them as “daddy-long-legs,” dangling from their IV stands. They were the patients on paren-teral nutrition and today she is one of them. Short bowel syndrome (SBS) SBS is a life-threatening and complex and severe chronic condition associated with reduced or complete loss of intestinal function. In adults, the main underlying causes of SBS are major intestinal surgery following Crohn’s disease, ischemia, radiation damage or surgery. It is estimated that 20,000-40,000 people are affected by SBS in the U.S. and Europe. The most severely affected are dependent on daily parenteral support. This requires them to be connected to infusion lines and pumps, which pose significant restrictions on their ability to engage in daily activities. In spring 2012, Marianne was diagnosed with cancer of the small intestine. Before she went in for bowel surgery, she was told that they did not know how much the surgeons needed to remove. After surgery, Marianne’s first question was whether she had been given a stoma. The response was that the surgeons had to remove the entire intestine, leaving just 45 cm. She now had a stoma and, on top of that, had to live with parenteral nutrition. “I closed my eyes and thought, ‘Well, that was that life. It is all over now.’ I had a hard time accepting my new life.” Marianne had not been critically ill before and at first rejected the idea of parenteral nutrition. See a video with Marianne and two other SBS patients on zealandpharma.com

Zealand Pharma  Annual Report 2017 25 Parenteral nutrition is a time-consuming process Marianne has reduced ability to absorb fluids and nutrients, which means she needs to use parenteral nutrition to ensure she absorbs enough nutrients and fluid to survive. This requires her to hook herself up for 10 hours every night. “Every night, I need four liters of nutrition. I go upstairs in the evening to fix my picnic by transferring neutral fluids into a bag with fat, carbs and protein. I attach it to the pump and slip everything into my backpack.” This also results in her going to the toilet several times per night, disturbing her sleep pattern. Management of short bowel syndrome (SBS) is chal-lenging, poses significant restrictions on the ability to engage in daily activities and affects ability to work. However, Marianne has found her own way of living with SBS. She gets on with her everyday life and does the things she loves. She works as a pastor in a church, where she is in charge of coordinating and planning events at refugee camps and distributing food to the homeless. Her workplace is very understanding about the issues connected with her disease and has pro-vided her with a room in case she needs to relax while she gives herself fluid. GLP-2 treatment GLP-2 is a peptide that stimulates the growth of intestinal tissue, increases nutrient and fluid absorption, increases intestinal blood flow and reduces gastric secretion and emptying. “I closed my eyes and thought, ‘Well, that was that life. It is all over now.’ I had a hard time accepting my new life.” Marianne Riis 50 years old and works as a pastor

26 Zealand Pharma • Annual Report 2017

Phase 3 ready

Glepaglutide for short bowel syndrome.

Glepaglutide is a long-acting GLP-2 analog in development for the treatment of short bowel syndrome (SBS).

Find out more about glepaglutide and SBS at
zealandpharma.com/glepaglutide/

About

Many people with short bowel syndrome (SBS) are dependent on frequent intake of intravenous fluids and nutrition delivered through a central catheter. They experience a number of serious and life-threatening complications associated with their disease and treatment, such as shortened life expectancy as well as high risk of sepsis and other infections, blood clots, liver damage and renal impairment.

A medicine that can reduce or remove the need for parenteral support by increasing the absorption of nutrition and fluids and ensuring less diarrhea and/or ostomy output, will change the lives of these patients.

2017 achievements and next step

Zealand announced the completion and results of a Phase 2 dose-finding clinical trial with glepaglutide for SBS. The top-line positive results from the trial were reported in June 2017, indicating a longer-than-expected half-life for glepaglutide. Based on these data, a pharmacokinetic (PK) trial to investigate the potential for less than once-daily dosing was initiated. In January 2018, the results of this trial suggested a potential for once-weekly dosing.

"I am truly impressed with the clinical results seen for glepaglutide which suggest the potential for a once-weekly dosing regimen. I look forward to offering better treatment solutions to patients with SBS."

Dr. David F. Mercer
Professor of Surgery at University of Nebraska Medical Center, Nebraska, U.S.

Zealand's ambition

Our aspiration is to reduce the burden of living with SBS by offering glepaglutide as the best GLP-2 treatment.



Glepaglutide

Glepaglutide has the potential to be the best-in-class long-acting GLP-2 analog with life-changing potential for patients with SBS. Phase 2 results have shown significantly decreased fecal wet weight output and significantly increased fluid absorption and urine production. Glepaglutide will progress to Phase 3 in 2018. Orphan drug designation has been granted in the U.S.

Market insights

- Unmet need: ~1,000 patients are currently treated with GLP-2 analogs, out of a total population of 20,000-40,000 people with SBS in the U.S. and Europe[1,2]
- Growing prevalence: SBS is a rare disease both in the U.S. and Europe; however, prevalence has increased rapidly in recent decades[3]
- High-value market: Total global sales of existing GLP-2 treatments in 2017 of USD 335 million, based on an annual price per patient of USD > 400,000[1,4]

For references, please see p. 95.

Zealand Pharma • Annual Report 2017 27

Phase 3 ready

Dasiglucagon for congenital hyperinsulinism.

Dasiglucagon is a potential first-in-class glucagon analog for the treatment of children with congenital hyperinsulinism.

Find out more about CHI at
zealandpharma.com/dasiglucagon-orphan/

About

Congenital hyperinsulinism (CHI) is a rare disease affecting mainly newborns and toddlers. It is caused by a defect in pancreatic ß-cells, resulting in insulin overproduction. This leads to persistently and often severely low blood sugar levels (hypoglycemia).

The most severely affected children need to have their pancreas surgically removed within a few months of birth in order to prevent hypoglycemia. This invariably results in the development of type 1 diabetes.

Current treatment options are insufficient: Fewer than one-third of newborns and two-thirds of older children respond to approved medical therapy.[1]

CHI develops in one out of 50,000 (or fewer) children.[2] This corresponds to 180-300 children diagnosed in the U.S. and Europe every year.

Dasiglucagon is a potential first-in-class glucagon analog invented by Zealand. It is stable in aqueous formulation, suitable for pump use and therefore for treatment of CHI. Glucagon is the physiological counterregulator of insulin, causing a rise in blood glucose.

2017 achievements and next step

In 2017, the U.S. FDA and the European Commission both granted orphan drug designation to dasiglucagon for the treatment of CHI. Dasiglucagon for CHI saw strong clinical progress in 2017, with the U.S. FDA approving Zealand's investigational new drug (IND) application. This positive regulatory milestone and the current clinical evidence enable Zealand to proceed directly to Phase 3 development of dasiglucagon for the treatment of CHI in 2018.

Zealand's ambition

Our aim is to improve the lives of children with congenital hyperinsulinism by providing a nonsurgical treatment option.



CHI pump treatment

During Phase 3, Zealand will evaluate the potential of chronic dasiglucagon infusions delivered via a pump to prevent hypoglycemia in up to 50 children with CHI, thereby reducing or eliminating the need for intensive hospital treatment, and potentially also delaying or eliminating the need for pancreatectomy.

"Congenital hyperinsulinism (CHI) is a rare condition in which children make too much of the hormone insulin. At present, treatment options are limited and complicated by side effects. The Royal Manchester Children's Hospital is home to the Northern Congenital Hyperinsulinism service (NORCHI). We look forward to new treatment options and are excited about Zealand Pharma's clinical development program using dasiglucagon."

Dr. Indi Banerjee, MBBS, MD, FRCPCH
University of Manchester, UK

For references, please see p. 95.

28 Zealand Pharma • Annual Report 2017

Phase 3 ongoing

Dasiglucagon for severe hypoglycemia.

Dasiglucagon is being developed to offer a stable ready-to-use rescue treatment for severe hypoglycemia.

Find out more about the HypoPal® rescue pen at zealandpharma.com/dasiglucagon-singledose-rescue-treatment/

About

All type 1 diabetes patients and the most severely affected type 2 patients depend on insulin injections to maintain blood glucose. Consequently, patients must monitor and adjust their blood glucose levels to remain in proper glycemic control, as both high and low blood glucose may affect their health, both in the short and long term.

Severe hypoglycemia is an acute, life-threatening condition resulting from a critical drop in blood glucose levels associated primarily with insulin therapy. The condition of severe hypoglycemia is most frequently seen in people who inject insulin multiple times per day. Severe hypoglycemic events occur when blood glucose levels become critically low, and are among the most feared complications of diabetes treatment.

2017 achievements and next step

Positive Phase 2 clinical results indicate that dasiglucagon rapidly increases plasma glucose (PG) levels after insulin-induced hypoglycemia, with a longer-lasting and more pronounced PG increase than currently available glucagon analogs for reconstitution as well as with fewer postdosing hypoglycemic events. The first Phase 3 trial is completed, and a second Phase 3 is ongoing, both with results expected in 2018.

"We are happy to work with Zealand to improve treatments for people living with diabetes and reduce the burden of hypoglycemia."

Alicia H. McAuliffe-Fogarty, PhD
CPsycol., Vice President,
Patient-Centered Research, T1D Exchange, Boston, U.S.

Zealand's ambition

Our aim is to offer millions of people with diabetes a rescue treatment for severe hypoglycemia.


HypoPal®

HypoPal®

Currently marketed formulations of glucagon for the treatment of severe hypoglycemia require mixing by the person assisting with the treatment, followed by immediate administration. Dasiglucagon is being developed to offer a stable ready-to-use rescue treatment for severe hypoglycemia – the HypoPal® rescue pen.

Market insight

- Unmet need: More than 85% of trained caregivers failed to deliver the full dose of currently available glucagon rescue treatments due to the complexity of the products[1]
- Large patient population: ~3 million insulin-treated people with diabetes in the U.S. alone are at increased risk of severe hypoglycemia[2]
- Significant market potential: Only ~1 million glucagon rescue kits are sold per year in the U.S., representing USD ~300 million[3]

For references, please see p. 95.

Zealand Pharma • Annual Report 2017 29

Phase 3 ongoing

Dasiglucagon for use in a dual-hormone pump.

Dasiglucagon is the most advanced, stable, liquid glucagon analog for use in a dual-hormone pump for type 1 diabetes.

Find out more about dual-hormone pump treatment at zealandpharma.com/dasiglucagon-multipledose-pump-use/

About

People with type 1 diabetes suffer from insulin deficiency and inappropriate glucagon secretion. Both hormones are essential to ensure stable and healthy blood glucose levels.

Zealand is working with a leading device company Beta Bionics on a next-generation artificial pancreas device containing insulin and glucagon (dasiglucagon) that can decrease and increase blood glucose levels, guided by an algorithm to maintain and control blood glucose levels without the intervention of the patient.

2017 achievements and next step

Zealand reported positive results from two Phase 2a trials during the second quarter of 2017 and made an initial equity investment of USD 1.5 million in Beta Bionics to fund continued development of the dual-hormone pump iLet™.

The next step in the clinical development will be the initiation of a Phase 2b study in 2018 to test dasiglucagon in a home-use setting in iLet™.

"There is a need for stable glucagon to advance automated management of type 1 diabetes and reduce the disease burden."

Jessica Castle, MD
Associate Professor,
Harold Schnitzer Diabetes Health Center,
Oregon Health & Science University, Portland, Oregon, U.S.

Zealand's ambition

Our aim is a future with fully automated diabetes care using dasiglucagon in dual-hormone pump systems.



Dual-hormone pump

Dasiglucagon is an analog of human glucagon that is stable in aqueous formulation, which makes it suitable for the treatment of type 1 diabetes in a dual-hormone artificial pancreas pump containing both insulin and glucagon.

Market insights

- Unmet need: We believe that fully automated dual-hormone pump systems have the potential to transform the management of type 1 diabetes
- Large patient population: Out of ~1.3 million type 1 diabetes patients in the U.S., close to half are expected to be on pump therapy by 2020[1]
- Significant market potential: Assuming 30% of U.S. type 1 diabetes pump users switch to dual-hormone pump therapy by 2025, the potential market of glucagon for pump use will exceed USD 1 billion[2]

For references, please see p. 95.

30 Zealand Pharma • Annual Report 2017

Two obesity programs: amylin analog and GLP-1/GLU.

Zealand has a long-term and productive partnership with Boehringer Ingelheim, developing two product candidates for obesity and/or type 2 diabetes.

About

Our partner Boehringer Ingelheim has initiated two Phase 1 trials in 2017 with a GLP-1/glucagon agonist and a long-acting amylin analog. Both have the potential for once-weekly administration for the treatment of obesity and/or type 2 diabetes.

The dual-acting GLP-1/glucagon agonist activates both the GLP-1 and glucagon receptors, two key gut hormone receptors, and may offer better blood glucose and weight loss control than currently available single-agonist treatments. The compound builds partly on the effects of the natural gut hormone oxyntomodulin, which has been shown to decrease food intake and increase energy expenditure in humans.

Amylin is a pancreatic peptide hormone that plays an important role in decreasing food intake and in the regulation of postprandial plasma glucose levels. The compound is a long-acting analog of amylin and has demonstrated significant weight loss in preclinical models of obesity.

2017 achievements and next step

The clinical development of the dual-acting GLP-1/glucagon agonist and the long-acting amylin analog is randomized, double-blind, first-in-human studies to evaluate the safety and tolerability of single ascending doses in healthy subjects.

Results are expected late 2018 for both trials.

Product candidates

The GLP-1/glucagon dual-acting analog and the long-acting amylin analog are once-weekly drug candidates with the potential to improve blood glucose and weight loss control, having shown weight loss in preclinical obesity models.

Status

Results are expected late 2018 for both trials.

Obesity

In the U.S., nearly 38% of adults are obese and nearly 8% are extremely obese, according to the 14th annual "State of Obesity: Better Policies for a Healthier America" report.

Find out more about our partnerships at zealandpharma.com/strategy/

Zealand Pharma • Annual Report 2017 31

Research and preclinical projects.

Zealand's peptide discovery platform is built on 20 years of experience and has been extensively validated by our clinical pipeline, partnerships and marketed products.

Find out more about our research on zealandpharma.com

Optimizing peptide analogs to create new medicines

This success has been driven by the modification of native gut peptide hormones, particularly glucagon, amylin, GLP-1 and GLP-2, which exert pleiotropic effects on many organs. Enhancing their natural properties or combining their activities in single peptides has presented multiple therapeutic opportunities. We have repeatedly demonstrated that we can optimize native peptide sequences to remove the weak points that result in poor solubility, stability or activity and create new drug candidates.

Preclinical pipeline

We continually look for opportunities to enhance native peptides, expand current Zealand drugs into new indications or discover novel peptide therapeutics to meet unmet needs in specialty gastrointestinal and metabolic diseases.

We have in-depth knowledge of the role of GLP-2 in physiology and disease through our work on glepaglutide and elsiglutide and we see exciting opportunities beyond short bowel syndrome. We have also optimized a single peptide that has activity at both the GLP-1 and GLP-2 receptors, with the potential to treat specialty gastrointestinal and liver diseases. This program will be ready to enter clinical development in the first half of 2019.

Expanding on our GLP-1 experience, we have discovered potent selective analogs of gastric inhibitory peptide (GIP) and extended this to single peptides that have dual activity at both GIP and GLP-1 or glucagon as well as single peptides with triple activity (GIP/GLP-1/glucagon). These peptides have therapeutic potential to treat obesity and potentially other diseases, such as Alzheimer's and Parkinson's disease. We are actively seeking partnerships to enable these programs to advance into clinical development.

In addition to these activities, our preclinical pipeline contains programs focused on analogs of other endogenous peptide hormones and also on exploring peptides as therapeutics acting on ion channels and other target classes.

Working with external innovation

In line with Zealand's strategy to access cutting-edge technology, we initiated research collaborations with Orbit Discovery (UK), the Torrey Pines Institute for Molecular Studies (U.S.) and UniQuest, the commercialization company of the University of Queensland (Australia). All are focused on novel approaches to identify peptides that act on targets relevant to specialty gastrointestinal and metabolic diseases.

Preclinical pipeline

- GLP-1/GLP-2 dual agonist
- GIP/GLP-1/glugacon mono/dual/triple portfolio
- Ion channel blockers

32 Zealand Pharma Annual Report 2017 Corporate matters Corporate governance Risk management and internal control Corporate social responsibility (CSR) Human resources Financial review Shareholder information Board of Directors and Corporate Management 33 36 39 40 41 44 46

Zealand Pharma Annual Report 2017 33 Corporate governance Zealand’s approach to corporate governance is founded on ethics and integrity, and forms the basis of our efforts to ensure strong confidence from our shareholders, partners, employees and other stakeholders. Corporate governance structure Open and transparent communication is the best way to maintain the confidence of our shareholders, and we achieve this through company announce-ments, investor meetings, company presentations, our company website and social media. General Meeting As a company incorporated under the laws of Den-mark, and with its shares admitted to trading and official listing on Nasdaq Copenhagen, as well as having American Depositary Shares representing Zea-land shares trading on Nasdaq Global Select Market in New York, Zealand is subject to various applicable legislations, standards and other regulations for pub-licly traded companies. These include Danish and U.S. securities law and the recommendations on corpo-rate governance issued by the Danish Committee on Corporate Governance. Nomination Committee emuneration and Compensation Audit Committee Committee At Zealand, we regularly review our activities to ensure that we meet our obligations to shareholders, employees, regulatory authorities and other stake-holders while maximizing long-term value. Zealand also regularly reviews its rules, policies and practices within risk management and internal control with the purpose of improving guidelines and policies for cor-porate governance and to ensure that the standards that we set are up to date with accepted practice where this is appropriate. Management Furthermore, the Board of Directors and the Cor-porate Management constantly seek to ensure that Zealand’s management structure and control systems are efficient and functioning properly. A number of internal procedures have been developed and are continuously updated in order to ensure active, se-cure and efficient management of the Company. Read the full report on corporate governance at zealandpharma.com/ corporate-governance/ Annual Board of Directors R Corporate Organi zation

34 Zealand Pharma • Annual Report 2017

Nomination Committee

The Nomination Committee acts within Zealand's corporate governance area. The Nomination Committee consists of a minimum of three and a maximum of five members and includes the Chairman of the Board. Up to four shareholder representatives are elected by the general meeting. The current Nomination Committee consists of three members.

The Nomination Committee specifies the qualifications required and evaluates the skills, knowledge and experience of the individual members of the Board of Directors and the CEO of the Company. It also considers proposals submitted by relevant persons, including shareholders, for Board and CEO positions, and identifies and recommends candidates for the Board of Directors.

The Board has assessed the structure of our Nomination Committee, and has resolved to propose to substitute the current Nomination Committee, which is appointed at our general meeting, with a Board-appointed Nomination Committee in accordance with the recommendations on corporate governance issued by the Danish Committee on Corporate Governance. The proposal will require approval by shareholders and will be considered at our next Annual General Meeting, scheduled to take place on April 19, 2018.

Board of Directors

The Board of Directors plays an active role in setting the Company's strategies and goals and in monitoring its operations and results. The Board of Directors functions according to its rules of procedure. Board duties include establishing Zealand's strategy, policies and activities to achieve the Company's objectives in accordance with its Articles of Association. These also define the responsibilities of the Board of Directors, for example ensuring that Zealand's bookkeeping, accounting, asset management, information technology systems, budgeting and internal control are properly organized.

The Board of Directors met 14 times in 2017, of which nine meetings were physical meetings.

Audit Committee

The Audit Committee assists the Board of Directors with oversight of financial reporting, internal control and risk management systems, external auditing of the annual report and control of the auditor's inde-

Overview of meetings in 2017

	Board of Directors	Nomination Committee	Audit Committee	Remuneration and Compensation Committee
Physical meetings	9	3	4	2
Telephone meetings	5	0	4	0

Compliance with the Corporate Governance recommendations

Zealand complies with the recommendations on corporate governance issued by the Danish Committee on Corporate Governance, with the following two exceptions:

Board committees (recommendation 3.4.8): The Remuneration and Compensation Committee might be using the same external advisers as the Executive Management. The Board considers that the external advisers will provide professional and unbiased advice in both capacities: as advisers to the Executive Management and to the Remuneration and Compensation Committee.

Form and content of the remuneration policy (recommendation 4.1.4): The Danish Committee on Corporate Governance recommends that if share-based remuneration is provided, such programs be established as rollover programs, meaning that the options are granted periodically and should have a maturity of at least three years from the date of allocation. Some of the warrants granted to the Executive Management have a maturity of less than three years from the date of allocation.

Zealand Pharma Annual Report 2017 35 pendence, including oversight of nonaudit services and other activities delegated by the Board of Direc-tors. Specific topics discussed in 2017 included the U.S. listing, auditor’s reports, accounting policies, internal controls, including SOX (Sarbanes–Oxley Act) com-pliance, risk management, finance policy, insurance policy, year-end issues and external financing. Remuneration and Compensation Committee The Remuneration and Compensation Commit-tee proposes the remuneration policy and general guidelines for incentive pay for the Board of Directors and the CEO of the Company as well as targets for Company-operated performance-related incentive programs. These policies and guidelines set out the various components of the remuneration, including fixed and variable remuneration such as pension schemes, benefits, retention bonuses, severance and incentive schemes as well as the related bonus and evaluation criteria. Specific topics discussed in 2017 included warrant pro-grams, company goals, employee salary levels, employ-ee pensions, and CEO and Board compensation. The rules of procedure of the Nomination Committee are available at: www.zealandpharma.com/ nomination-committee/ The charter of the Audit Committee is available at: www.zealandpharma.com/ audit-committee/ The charter of the Remuneration and Compensa-tion Committee, the remuneration policy and the guidelines for incentive pay are available at: www.zealandpharma.com/remuneration-and-compensation-committee/

36 Zealand Pharma Annual Report 2017 Risk management and internal control We constantly monitor and assess the overall risk of doing business in the pharmaceutical/biotech industry and the particular risks associated with our current activities and corporate profile. This section contains a summary of Zealand’s key risk areas and how we attempt to address and mitigate such risks. Environmental and ethical risks are cov-ered in our corporate social responsibility reporting, and risks related to financial reporting are covered in our corporate governance reporting. to risk management and internal control, and for assessing the overall and specific risks associated with Zealand’s business and operations. Furthermore, Zealand’s Management seeks to ensure that such risks are managed optimally and in a responsible and efficient manner. Doing business in the pharmaceutical/biotech indus-try involves major financial risks. The development of novel medicines takes several years, costs are high, and the probability of reaching the market is relatively low due to developmental and regulatory hurdles. Risks of particular importance to Zealand are scientif-ic and development risks, commercial risks, intellec-tual property risks, clinical trial risks, regulatory risks, partner interest risks, and financial risks. Risk and mitigation plans are monitored by Management, and the continuous risk assessment is an integral part of the yearly reporting to the Board of Directors. Zealand’s Management is responsible for imple-menting adequate systems and policies in relation Zealand risk and mitigation Risk Mitigation Commercial activities – launched products Risks relating to market size, competition, pricing and reimbursement. Zealand’s partner Sanofi is responsible for man-aging these commercial risks. However, Zealand maintains close contact with Sanofi in order to assess these risks and their impact on Zealand. The commercial success of the products licensed to Sanofi (Soliqua® 100/33/Suliqua® and Adlyxin®/Lyxumia®) is important to Zealand. Zealand closely monitors the commercial uptake of these products in order to align its operations based on expected future revenue. Commercial activities – products in research and development Risks relating to market size, competition, de-velopment time and costs, partner interest and pricing of products in development. From early on in the research phase and through-out development, commercial potential and risks are assessed to ensure that final products have the potential to be commercially viable. Any major changes in the commercial potential of a drug candidate can lead to reduced value prospects and, ultimately, discontinued development. Read the full report on corporate governance at zealandpharma.com/corporate-governance/

Zealand Pharma Annual Report 2017 37 Risks at Zealand and mitigation – continued Risk Mitigation Research and development Research and development of new pharmaceutical medicines is inherently a high-risk activity. The probability of discovering and developing an efficient and safe new medicine with strong IP protection is very low. Throughout the research and development process, Zealand regularly assesses these risks by means of a quarterly risk assessment of all the Company’s research and development projects, conducted by Management together with the depart-ment heads and project managers. This assessment, which is presented to the Board of Directors, describes each project and measures its progress based on milestones. It analyzes the individual risks of each project and prioritizes the project portfolio. Clinical trials Our product candidates will need to undergo time-consuming and expensive trials to document efficacy and safety, the outcome of which is unpredictable, and for which there is a high risk of failure. If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the FDA, the EMA and other compa-rable regulatory authorities, Zealand may incur additional costs or experience delays in completing, or ultimately not be able to complete, the development of these product candidates. Zealand’s clinical project teams work closely with external expert clinicians and product development experts within the industry to design, set up and conduct the clinical programs. Zealand’s employees have been selected due to their extensive experience within their field of expertise, receive training and are continuously de-veloped to fulfill requirements. Intellectual property If Zealand or its partners were to face infringement claims or challenges by third par-ties, an adverse outcome could subject Zealand or its partners to significant liabilities to such third parties. This could lead Zealand or its partners to curtail or cease the development of some or all of their candidate drugs, or cause Zealand’s partners to seek legal or contractual remedies against Zealand, potentially involving a reduction in the royalties due to Zealand. Zealand’s patent department works closely with external patent counsels and part-ners’ patent counsels to minimize the risk of patent infringement claims as well as to prepare any patent defense should this be necessary. Zealand’s employees receive training and updates on policies regarding the correct and lawful management of external intellectual property. Regulatory The regulatory approval processes of the FDA, the EMA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if Zealand or its collaboration partners are ultimately unable to obtain regulatory ap-proval for their internal or outlicensed product candidates, Zealand’s business could be substantially harmed. Zealand’s regulatory department works closely with external consultants and regula-tory agents to develop regulatory strategies and interacts with regulatory agencies. Future partnerships Entering into collaborations with partners can bring significant benefits as well as involve risks. In addition, full control of the products is often given to the partner. Zealand has taken a decision to increase its focus on proprietary programs in order to decrease its dependence on partners in the development process and capture more of the value of its projects. However, partnerships may still be relevant in the future and, in order to maximize the value of such partnerships, Zealand strives to foster a close and open dialogue with its partners, thereby building strong partnerships that work effectively. Financial Financial risks relate to cash and treasury management, liquidity forecasts and financing opportunities. Financial risks are managed in accordance with the Finance Policy, regularly as-sessed by the Company’s Management and reported to the Audit Committee and the Board of Directors. See also p. 77, Note 23 – Financial risks.

38 Zealand Pharma Annual Report 2017 Zealand has world-leading expertise in optimising analogs of endogenous peptides to create new medicines

Zealand Pharma • Annual Report 2017 39

Corporate social responsibility (CSR).

We believe that operating as a responsible company that serves broader economic and societal interests will best create value by enabling us to attract and consolidate relations with customers, suppliers, investors and key stakeholders, while attracting and retaining our employees.

Read the full report at
zealandpharma.com/csr/

Our corporate social ressponsibility (CSR) efforts are based on the requirements of the Danish Financial Statements Act, and we comply with relevant laws, standards and guidelines for reporting on CSR activities. Zealand's CSR policy focuses on areas most relevant to our core business:

- Working environment and employee well-being
- Ethics and quality in relation to research and development activities
- Patient-centric approach
- Environmental sustainability and climate
- Business ethics

Developing products that make a difference to patients' lives

When developing our products, we keep the patients' needs and their safety in focus. We constantly strive to optimize our products to maximize the therapeutic value, convenience and safety for patients.

A motivating and healthy working environment

A new engagement survey was implemented in 2017 to help leaders and employees to continuously improve the working environment. This evaluation clearly shows that Zealand has a healthy and motivating working environment. The goals for 2018 are equally ambitious, and we remain focused on maintaining a healthy and motivating working environment on a continuous basis.

Ethics in clinical development and product supply

While Zealand's business strategy describes what the Company wants to achieve in the future, the Zealand DNA (see page 40) describes how patients, external partners and employees can expect us to behave in our endeavors to execute the business strategy. Every day at Zealand, we work to develop better treatment options in close partnerships with all our suppliers. In clinical development and product supply activities in particular, we work to ensure good business ethics in our processes. Our focus when evaluating these partners is business ethics, financial stability, and compliance with regulations and guidelines of relevance for the services they provide. Besides GxP and data protection regulations, this entails having a robust quality management system, experienced and educated key personnel as well as business continuity and disaster recovery plans.

Based on our ambition of bringing our own products to market, we are far advanced in implementing the associated requirements, such as processes for commercial operations in order to fulfill the §39 criteria. An IT strategy was established to cover implementation of future business IT systems to support late-stage development and commercial operations.

Diversity on the Board of Directors

In 2013, the Board of Directors set a target to have a minimum of 25% female board members elected by the shareholders within the next three years. The target was met in 2015.

As of 31 December 2017, the Board of Directors consisted of four women and four men, of whom two women and three men were elected at the Annual General Meeting in 2017, giving a female representation of 40% (2016: 33%).

40 Zealand Pharma • Annual Report 2017

Human resources.

Zealand's employees are among its most important assets, and we aspire to attract, develop and retain the best people and to be a company where employees thrive, regardless of their background or nationality.

To ensure we can deliver on Zealand's strategy and meet the desired goals of high performance and competitive advantage, our organization is undergoing significant change, with new capabilities and new functions established. Our organizational development will enable us to be ready for the future. We engage in a systematic approach to improve our organizational effectiveness – one that aligns our strategy, our people and our processes.

The Zealand DNA

During 2017, we introduced the "Zealand DNA" to ensure that we have the appropriate skills, behaviors, attitudes, culture and leadership style to enable us to deliver optimum performance. Key to our success are the competencies and innovative drive of our employees, coupled with an organizational culture and structure that support open and dynamic interactions across functions. Therefore, all management levels have received leadership training, and all employees have defined what the Zealand DNA means to their daily work.

A diverse workforce enhances innovation, increases our ability to work cross-culturally and gives us a better understanding of the communities in which we operate so that we can create value for patients and our stakeholders. We have an even distribution of female and male managers and slightly more women than men across the organization in general. 15% of our employees are non-Danish. 82% of our employees work in R&D. The organization grew mainly in Development, reflecting our late-stage pipeline and ambition to bring our own products all the way to registration and launch.

We work to ensure our employees' well-being and have a number of policies in place to ensure the physical and psychosocial health and well-being of all employees as well as the safety of Zealand's working environment.

Diversity

	2017 Male	2017 Female
Zealand total	42%	58%
Corporate Management	75%	25%
People managers	54%	46%
Other employees	37%	63%

Other key employee ratios

		2017
Employees, Research		44
Employees, Development		68
Employees, other		25
Average age of workforce		46.8
Non-Danish employees	(%)	15%
PhD students		2
Other trainees		1
Average number of employees		128

Read about Zealand as a workplace at zealandpharma.com/zealand-as-a-work-place/

Zealand Pharma • Annual Report 2017 41

Financial review.

Financial review for the period January 1 – December 31, 2017.

Since there is no significant difference in the development of the Group and the parent company, except for the royalty bond, the financial review is based on the Group's consolidated financial information for the year ended December 31, 2017, with comparative figures for 2016 in brackets.

Income statement

The net loss for the financial year 2017 was DKK 272.3 million (loss of 153.9). The increased net loss is mainly a consequence of decreased milestone revenue of DKK 109.4 million and increased research and development expenses of DKK 56.5 million.

Revenue

Revenue in 2017 amounted to DKK 139.8 million (234.8).

Revenue from milestone payments amounted to DKK 101.0 million (210.4), corresponding to a 40% decrease versus the previous year. The milestone payments comprised a payment of DKK 69.6 million from Sanofi in connection with the EU approval of Suliqua® and a payment of DKK 29.8 million from Boehringer Ingelheim related to the initiation of Phase 1 trials for the long-acting amylin analog. A milestone payment of DKK 1.7 million was also received from a license agreement with Protagonist Therapeutics Inc.

Total royalty revenue amounted to DKK 38.8 million (24.3), an increase of 59%. Royalty revenue from sales of Lyxumia®/Adlyxin® amounted to DKK 19.6 million (24.3), corresponding to a 19% decrease versus the previous year. In addition, Zealand recognized DKK 19.2 million as royalty income, reflecting the first-year sales of Soliqua® 100/33.

Royalty expenses for the year amounted to DKK 14.6 million (31.5) and relate to royalties paid to third parties on milestone payments received and royalty income relating to the license agreement with Sanofi.

Research and development expenses

Research and development (R&D) expenses amounted to DKK 324.7 million (268.2). The increase in R&D expenses for the year ended December 31, 2017, was

Royalty income


DKKm
40
35
30
25
20
15
10
5
0
2013
2014
2015
2016
2017
Lyxumia®/Adlyxin®
Soliqua® 100/33/Suliqua®

R&D and administrative expenses


DKKm
400
350
300
250
200
150
100
50
0
2013
2014
2015
2016
2017
R&D expenses
Administrative expenses

42 Zealand Pharma • Annual Report 2017

primarily related to external costs of DKK 30.6 million from accelerated development activities. This figure comprises costs for the three dasiglucagon programs, including the two Phase 3 trials relating to the rescue pen for severe hypoglycemia and the two Phase 2b trials for dasiglucagon to be used in a dual-hormone artificial pancreas. It also includes costs for finalizing the Phase 2 trial with glepaglutide as well as costs relating to preclinical activities.

The R&D share of the personnel expenses for the year ended December 31, 2017, was DKK 119.5 million (109.5). The increase is mainly related to an increase in the number of employees in the clinical development organization.

Administrative expenses

Administrative expenses amounted to DKK 47.5 million (52.5). The decrease is due to a change in the composition of employees working in R&D and Administration in comparison to the previous year.

Other operating income

Other operating income amounted to DKK 0.6 million (1.7) and mainly consists of government grants.

Operating loss

The operating loss for the year was DKK 246.4 million (loss of 115.6).

Net financial items

Net financial items amounted to DKK -31.4 million (-43.8). The decrease is mainly due to decreased interest expenses further to repayment of a portion of the royalty bond. Net financial items consist of interest income and expenses, amortized costs relating to the royalty bond financing, banking fees and exchange rate adjustments. DKK 18.9 million of the net financial items (32.2) relates to interest expense on the royalty bond, and DKK 5.7 million (8.4) relates to amortized costs of the royalty bond financing.

Loss before tax

Loss before tax was DKK 277.8 million (loss of 159.4).

Income tax benefit

With a net loss, no tax has been recorded for the period. However, under Danish tax legislation, Zealand is eligible to receive DKK 5.5 million (5.5) in cash relating to the tax loss for 2017.

No deferred tax asset has been recognized in the statement of financial position due to uncertainty as to when and whether tax losses can be utilized.

Net loss and comprehensive loss

The net loss and comprehensive loss both amounted to DKK 272.3 million (loss of 153.9), in both cases due to the factors described above.

Allocation of result

No dividend has been proposed, and the net loss for the year of DKK 272.3 million (loss of 153.9) has been transferred to retained loss.

Statement of financial position

Securities, cash and cash equivalents

At December 31, 2017, securities, cash and cash equivalents amounted to DKK 663.8 million (323.3). In addition, DKK 5.9 million (318.7) was held in restricted cash as collateral for the royalty bond. In 2017, Zealand has invested DKK 75 million in securities (listed bonds). The increase in securities, cash and cash equivalents is due to the initial public offering, partly offset by payment of portion of the royalty bond.

Equity

Equity amounted to DKK 528.5 million (278.2) at December 31, 2017, corresponding to an equity ratio of 72% (40%). The increase in equity is a result of the net loss for the year of DKK 272.3 million (loss of 153.9), offset by:

- New equity of DKK 495.6 million from the initial public offering of American Depositary Shares (ADSs) on Nasdaq Global Select Market in the U.S. On August 14, 2017, Zealand registered a capital increase of 4,375,000 new shares and completed its initial public offering of ADSs on Nasdaq Global Select Market in the U.S. Following full exercise of a 15% overallotment option, a further 156,250 new shares were issued on August 15, 2017. In addition, 500,000 treasury shares were sold. Total gross proceeds from the offering amounted to DKK 567.1 million.

- Capital increase of DKK 6.8 million (21.9) related to the exercise of warrants by employees during the year.

- Warrant compensation expenses of DKK 20.2 million (22.7).

Zealand Pharma Annual Report 2017 43 Royalty bond On December 12, 2014, Zealand raised USD 50.0 million, or DKK 298.7 million, in a nondilutive and nonrecourse bond financing arrangement, backed by 86.5% of the future annual royalties and other pay-ments to which the Company is entitled on Lyxumia® and Adlyxin® under its license agreement with Sanofi. Repayment of the bond is based solely on this royalty revenue with no recourse to future royalty revenue on Soliqua® 100/33 or Suliqua®. As part of the financ-ing arrangement, regulatory milestone payments to which Zealand has been entitled on Adlyxin®, Soliqua® 100/33 and Suliqua® have been placed in a collateral reserve account, not exceeding the remain-ing loan principal, which will be released to Zealand upon full repayment of the bond. The bond carries an annual interest rate of 9.375% and, upon full repay-ment, all further revenue from Lyxumia® and Adlyxin® will be retained in full by Zealand. 135.7 million at December 31, 2017 (332.2), excluding accrued interest expenses, which is reported in other liabilities. Cash and cash equivalents, restricted cash and securities DKKm 800 700 600 500 400 300 200 100 0 The loan amount has been recorded as a non-cur-rent liability of DKK 133.0 million (328.9) and a current liability of DKK 2.8 million (3.4). Cash flow Cash outflow/inflow from operating activities Cash flow from operating activities amounted to DKK -278.7 million (40.9), mainly as a result of the net loss for the year adjusted for non-cash items. 2013 2014 2015 2016 2017 Securities Restricted cash Cash and equivalents Cash outflow/inflow from investing activities Cash flow from investing activities amounted to DKK 221.4 million (-300.0), as milestone payments re-ceived from Sanofi during 2017 have been transferred from restricted cash to cash and cash equivalents in conjunction with the repayment of 50.4% of the royalty bond. Investments in plant and equipment for the period amounted to DKK 7.2 million (2.6), mainly related to new laboratory equipment. On March 15, 2017, Zealand used restricted cash of USD 25 million or DKK 175 million to repay half of the outstanding bond. Furthermore, the remaining re-stricted cash of USD 26.9 million or DKK 184 million held as collateral for the bond was released to Zea-land in exchange for a parent company guarantee. Cash outflow/inflow from financing activities Cash flow from financing activities amounted to DKK 337.9 million (157.1), related to net proceeds of DKK 495.6 million (0.0) from the initial public offering and a capital increase of DKK 6.8 million (21.9) due to exercise of warrants. Furthermore, Zealand used DKK 176.4 million (0) to repay 50.4% of the royalty bond. Investments in securities for the period amounted to DKK 75.1 million (0). Zealand’s securities portfolio comprises listed bonds in Danish kroner. In September, an additional repayment of DKK 1.4 million was made from royalties received. Investments in other investments for the period amounted to DKK 9.3 million (0). Zealand’s portfolio of other investments comprises a 0.9% holding in Beta Bionics, Inc. The total cash flow for full-year 2017 amounted to DKK 280.5 million (-101.9). The outstanding loan principal at December 31, 2017, was DKK 153.8 million (352.6). In the consolidated statement of financial position, this is reported net of capitalized financing costs, amounting to DKK

44 Zealand Pharma • Annual Report 2017

Shareholder information.

Zealand is dual listed on Nasdaq Copenhagen and Nasdaq Global Select Market, New York, under the ticker symbol "ZEAL".

Find out more about our investor relations at zealandpharma.com/investor-relations/

At December 31, 2017, the nominal value of Zealand's share capital was DKK 30,751,327, divided into 30,751,327 shares with a nominal value of DKK 1 each. The share capital has remained unchanged in 2018 (at March 7, 2018).

On August 14, 2017, Zealand registered a capital increase of 4,375,000 new shares and completed its initial public offering of American Depositary Shares (ADSs) on Nasdaq Global Select Market, New York. Following full exercise of a 15% overallotment option, an additional 156,250 new shares were issued on August 15, 2017. In addition, 500,000 treasury shares were sold.

The share capital also increased by a nominal value of DKK 77,712 in 2017 as a result of the exercise of employee warrants. All Zealand shares are ordinary shares and belong to one class. Each share listed by name in Zealand's shareholder register represents one vote at the annual general meeting and other shareholders' meetings.

Stable number of shareholders during 2017

The number of registered Zealand shareholders was stable during 2017. From 15,425 registered shareholders at December 31, 2016, the number grew to 16,043 at December 31, 2017.

At March 7, 2018, Zealand had 16,348 registered shareholders, representing a total of 30,751,327 shares. In addition, 3,177,879 shares were represented by ADSs traded on Nasdaq Global Select Market, New York.

Ownership

The following shareholders are registered in Zealand's register of shareholders as being the owners of a minimum of 5% of the voting rights or a minimum of 5% of the share capital (one share equals one vote) at March 7, 2018:

- Sunstone LSV Management A/S, Copenhagen, Denmark (7% of votes/7% of capital).
- Wellington Management Group LLP, Boston, U.S. (5% of votes/5% of capital).

Core share data

	Denmark	U.S.
Number of shares and ADSs at Dec. 31, 2017	30,751,327	3,177,879
Listing	Nasdaq Copenhagen	Nasdaq Global Select Market, New York
Ticker symbol	ZEAL	ZEAL
Index membership	OMXC Copenhagen Midcap	STOXX Europe TMI Pharm

Geographical distribution and ownership


%
60
50
40
30
20
10
0
Denmark
Europe
North America
Nonregistered
2016
2017

Zealand Pharma • Annual Report 2017 45

Share price performance

The price of Zealand's shares decreased by 30% during the year, which was below relevant indexes. The share price at year-end 2017 was DKK 85.00, compared to DKK 106.50 at year-end 2016. Despite reaching several major milestones during the year, with strong clinical results for both glepaglutide and dasiglucagon as well as the launch of Soliqua® 100/33 in the U.S., the decrease in the share price was partly caused by a general downturn in biotech shares at the end of the year, but also by sales pressure due to lower-than-expected sales of Soliqua® 100/33.

Positive development in share liquidity

Zealand's share liquidity remained strong in 2017, with an average daily turnover on Nasdaq Copenhagen of 121,919 shares, or DKK 14.4 million. In the first months of 2018, liquidity has continued to increase to a daily turnover of approximately DKK 16.8 million.

Financial calendar 2018

Date	Event
April 19	Annual General Meeting
May 16	Interim report for Q1 2018
August 16	Interim report for H1 2018
November 15	Interim report for Q3 2018

Analyst coverage

Zealand is followed by the financial institutions and analysts listed below:

Institution	Analyst's name
U.S.	
Guggenheim	Tony Butler
Morgan Stanley	Andrew S. Berens
	Thomas J. Smith
	Benjamin J. Adler
Needham	Alan Carr
United Kingdom	
Goldman, Sachs & Co.	Keyur Parekh
	Rebekah Yu
	Mick Readey
Jefferies	Peter Welford
France	
Bryan, Garnier & Co	Eric Le Berrigaud
Oddo Securities	Sébastien Malafosse
Denmark	
Danske Bank	Thomas Bowers
Handelsbanken	Peter Sehested
Nordea	Michael Novod

46 Zealand Pharma • Annual Report 2017

Board of Directors and Corporate Management.

Find out more about the Board of Directors at zealandpharma.com/board-of-directors-and-nomination-committee/

Zealand Board of Directors at March 7, 2018

	Martin Nicklasson	Rosemary Crane	Catherine Moukheibir
Position	Chairman of the Board	Vice Chairman of the Board	Board member
Committee	Chairman of the Remuneration and Compensation Committee and of the Nomination Committee	Member of the Audit Committee	Chairman of the Audit Committee
Independent	Yes	Yes	Yes
First elected	2015	2015	2015
Special competencies	Extensive general management and research and development experience from AstraZeneca Plc and Swedish Orphan Biovitrum AB.	Marketing and a knowledge base within diabetes and cardiovascular disease from Johnson & Johnson and BMS.	Particular experience in aligning corporate and financial strategy at various stages of a biotech's development. Has held senior management positions at several European biotech companies.
Current positions	Chairman of the board of Orexo AB and Kymab Ltd. Board member of Basilea Pharmaceutica Ltd.	Member of the board of Teva Pharmaceutical Industries Ltd. and Edge Therapeutics.	Chairman of the board of MedDay Pharmaceuticals S.A., board member of Ablynx NV, Cerenis Therapeutics Holding SA, Orphazyme and GenKyo-Tex. Advisory board member of the Yale School of Management, U.S., and Imperial College Business School, UK.
Nationality	Swedish	American	British
Year of birth	1955	1960	1959
Gender	Male	Female	Female
Zealand shares at December 31, 2017	1,000	0	0
Zealand warrants at December 31, 2017	0	0	0
Change in ownership in 2017	0	0	0

Zealand Pharma • Annual Report 2017 47

	Alain Munoz	Michael J. Owen	Jens Peter Stenvang	Hanne Heidenheim Bak	Helle Haxgart
Position	Board member	Board member	Employee-elected board member[2]	Employee-elected board member[2]	Employee-elected board member[4]
Committee	Member of the Remuneration and Compensation Committee	Member of the Remuneration and Compensation Committee			
Independent	Yes	Yes	No	No	No
First elected	2005[1]	2012	2014	2012[3]	2017
Special competencies	Experience in the pharmaceutical industry at senior management level. Served as SVP for international development in the Sanofi Group and in the pharmaceutical division of Fournier Laboratories.	Research experience focusing on the immune system and more than 150 publications. Has held several leading positions at GlaxoSmithKline, most recently as SVP and head of biopharmaceuticals research.			
Current positions	Chairman of the board of Hybrigenics, board member of Valneva SE, adviser to Kurma Biofund and independant board member at Oxthera.	Chairman of the board of Ossianix Inc, board member of Blink Biomedical SAS, Avacta Group plc, ReNeuron Group plc, Glythera Ltd and Gamma-Delta Therapeutics. Adviser to the CRT Pioneer Fund LP.	Laboratory Technician (Biology).	Senior Project Director, GI, External Relations and Collaborations.	Accountant (Finance).
Nationality	French	British	Danish	Danish	Danish
Year of birth	1949	1951	1954	1953	1962
Gender	Male	Male	Male	Female	Female
Zealand shares at December 31, 2017	5,250	0	3,500	24,684	2,905.5
Zealand warrants at December 31, 2017	0	0	5,500	26,000	3,250
Change in ownership in 2017	0	0	0	+3,463	+1,250

1 Resigned in 2006 and re-elected in 2007.
2 Employee-elected board members are elected for a period of four years.
3 Elected term ended in 2014; re-elected in 2016.
4 Elected as substitute in 2014, and joined in December 2017.

48 Zealand Pharma • Annual Report 2017

Zealand Corporate Management at March 7, 2018

	Britt Meelby Jensen	Mats Blom	Adam Steensberg	Andrew Parker	Ivan Møller
Position	**Executive Management** President and Chief Executive Officer (CEO)	**Executive Management** Executive Vice President and Chief Financial Officer (CFO)	Executive Vice President and Chief Medical and Development Officer (CMDO)	Executive Vice President and Chief Scientific Officer (CSO)	Senior Vice President, Technical Development and Operations (from March 1, 2018)
Experience	Britt joined Zealand as President and CEO in January 2015. Prior to joining Zealand, she headed the Agilent-owned Danish diagnostics company Dako as the company's CEO. Britt has extensive experience from managerial positions in the life science industry, including 11 years' international experience with Novo Nordisk. Previously, Britt worked for McKinsey & Company and in the EU institutions in Brussels.	Prior to joining Zealand, Mats served as CFO of Swedish Orphan International, a leading European orphan drug company. Mats has extensive managerial experience and has held CFO positions at Active Biotech and Anoto, both publicly listed on Nasdaq Stockholm. Previously, Mats worked as a management consultant at Gemini Consulting and for Ernst & Young. Mats is chairman of the board of Medical Need AB and a board member of Auris Medical AG.	Prior to joining Zealand, Adam led clinical research teams as medical director at Novo Nordisk and worked as a clinician at Rigshospitalet, University of Copenhagen. Adam was a medical and scientific adviser in the areas of endocrinology, cardiology, gastroenterology and rheumatology. Adam has significant experience of leading regulatory strategies.	Prior to joining Zealand, Andrew was general partner and scientific director of Eclosion2 & Cie SCPC in Switzerland. CEO of Arisgen SA, an Eclosion2 portfolio company developing an oral peptide drug delivery technology. Andrew has more than 20 years' experience in international pharmaceutical, biotech and start-up companies, including several years at Shire Pharmaceuticals, Opsona Therapeutics and AstraZeneca.	Prior to joining Zealand, Ivan worked for Novartis in both generics and pharmaceutical manufacturing, as well as in strategy, quality assurance, contract manufacturing and supply chain leadership in Germany, the U.S. and Switzerland. Ivan was project leader at The Boston Consulting Group in the pharmaceutical R&D and manufacturing areas.
Nationality	Danish	Swedish	Danish	British	American/Danish
Year of birth	1973	1965	1974	1965	1972
Gender	Female	Male	Male	Male	Male
Joined Zealand	2015	2010	2010	2016	2018
Zealand shares at December 31, 2017	15,000	118,000	25,000	0	0
Zealand warrants at December 31, 2017	300,000	157,000	175,500	97,000	0
Change in ownership in 2017	0	+5,000	0	0	0

"" Financial statements. Consolidated financial statements Income statement Statement of comprehensive income Statement of financialposition Statement of cash flows Statement of changes in equity Business overview Notes 51 51 52 53 53 54 55 '·5138 . 40° Parent company financial statements Income statement Statement of comprehensive income Statement of financialposition Statement of cash flows Statement of changes in equity Notes 81 81 82 83 83 84 Alternative performance measures 88 Statements Statement of the Board of Directors and Executive Management Independent auditor's report 89 90

50 Zealand Pharma Annual Report 2017 Contents – consolidated financial statements Consolidated financial statements Income statement Statement of comprehensive income Statement of financial position Statement of cash flows Statement of changes in equity Business overview 51 51 52 53 53 54 Notes 1 Significant accounting policies, and significant accounting estimates and assessments Revenue Royalty expenses Research, development and administrative expenses Fees to auditors appointed at the Annual General Meeting Information on staff and remuneration Other operating income Financial income Financial expenses Income tax benefit Basic and diluted earnings per share Property, plant and equipment Other investments Trade receivables 15 16 17 18 19 20 21 22 Prepaid expenses Other receivables Securities Cash and cash equivalents Share capital Royalty bond Other liabilities Contingent liabilities and other contractual obligations Financial risks Related parties Adjustments for non-cash items Change in working capital Significant events after the balance sheet date Approval of the annual report 72 72 72 72 73 74 76 55 58 60 2 3 4 60 5 61 61 68 68 68 68 70 70 71 72 6 7 8 9 10 11 12 13 14 76 77 79 79 79 79 79 23 24 25 26 27 28

Zealand Pharma Annual Report 2017 51 Consolidated financial statements Consolidated income statements for the years ended December 31, 2017, 2016 and 2015 DKK thousand Note 2017 2016 2015 2017 DKK thousand Note 2016 2015 The Business overview on page 54 and the accompanying notes on pages 55 to 79 form an integral part of these financial statements. Revenue2 Royalty expenses3 Research and development expenses4,5,6 Administrative expenses4,5,6 Other operating income 7 139,775 -14,629 -324,667 -47,470 607 234,778187,677 -31,459 -22,267 -268,159 -217,741 -52,503 -41,824 1,69712,828 Operating loss Financial income 8 Financial expenses9 -246,384 2,122 -33,509 -115,646 -81,327 592 3,889 -44,356 -42,394 Loss before tax Income tax benefit 10 -277,771 5,500 -159,410 -119,832 5,5005,875 Net loss for the year -272,271 -153,910 -113,957 Loss per share – DKK Basic loss per share11 Diluted loss per share11 -9.77 -9.77 -6.33 -4.94 -6.33 -4.94 Net loss for the year Other comprehensive income (loss) -272,271 0 -153,910 -113,957 0 0 Comprehensive loss for the year -272,271 -153,910 -113,957

52 Zealand Pharma • Annual Report 2017

Consolidated financial statements.

Consolidated statements of financial position as of December 31, 2017 and 2016

DKK thousand	Note	2017	2016
Assets			
Non-current assets			
Plant and machinery	12	14,855	12,081
Other fixtures and fittings, tools and equipment	12	953	1,154
Leasehold improvements	12	304	408
Deposits		2,729	2,690
Restricted cash	18	5,892	305,120
Other investments	13	9,312	0
Total non-current assets		**34,045**	**321,453**
Current assets			
Trade receivables	14	21,632	11,510
Prepaid expenses	15	7,253	13,837
Income tax receivable	10	5,500	5,500
Other receivables	16	4,979	5,379
Securities	17	75,111	0
Restricted cash	18	0	13,617
Cash and cash equivalents	18	588,718	323,330
Total current assets		**703,193**	**373,173**
Total assets		**737,238**	**694,626**

DKK thousand	Note	2017	2016
Liabilities and equity			
Share capital	19	30,751	26,142
Share premium		1,959,199	1,441,263
Retained loss		-1,461,482	-1,189,211
Equity		**528,468**	**278,194**
Royalty bond	20	132,986	328,878
Non-current liabilities		**132,986**	**328,878**
Trade payables		29,428	19,739
Royalty bond	20	2,748	3,365
Other liabilities	21	43,608	64,450
Current liabilities		**75,784**	**87,554**
Total liabilities		**208,770**	**416,432**
Total equity and liabilities		**737,238**	**694,626**

	Note
Significant accounting policies, and significant accounting estimates and assessments	1
Fees to auditors appointed at the Annual General Meeting	5
Information on staff and remuneration	6
Contingent liabilities and other contractual commitments	22
Financial risks	23
Related parties	24
Significant events after the balance sheet date	27

·(iPI 1,111r • ii,n,..u, 1 r rl2"1 53 Consolidated financialstatements. Consolidated statements of cash flows for the years ended December 31, 2017,2016 and 2015 Consolidated statements of changes In equity at December 31, 2017,2016 and 2015 Share capital Share Retained 2016 2015 DKK thousand Note-DKK thousand premium (loss) Total Net loss for the year Adjustments for non-cash items Change in working capital Financialincome received Financialexpenses paid Income tax receipt Cash (outflow)/inflow from operating activities -272.271 25.379 -14.291 2,048 -25.111 5,500 -278,746 -153.910 57.685 153.452 592 -22.790 5.875 40,904 -113.957 47.474 -140,834 1.269 -24.969 6.250 -224,767 Equity at January 1, 2017 Comprehensive loss for the year Net loss for the year 26,142 1,441,263 -1,189,211 278,194 25 26 0 0 -272.271 -272.271 Warrant compensation expenses Capitalincreases Costs related to capitalincreases Equity at December 31, 2017 0 4.609 0 30,751 20.156 569.041 -71.261 0 0 0 20.156 573,650 -71.261 528,468 10 1,959,199 -1.461,482 Transfer to r estricted cash related to the royalty bond Transfer from restricted cash related to the royalty bond Transfer from restricted cash for royalty bond interest payments Change in deposit Purchase of other investments Purchase of securities Purchase of property, plant and equipment Sale of fixed assets Cash (outflow)/inflow from investing activities -60.675 365,795 -305.120 0 0 0 Equity at January 1, 2016 Comprehensive loss for the year Net loss for the year 24, 353 1,263,179 -1,035,301 252,231 7.725 -39 -9.312 -75.037 -7.226 120 221,351 7.786 -24 0 0 -2.600 0 -299,958 2.419 27 0 0 -4,040 0 -1,594 0 0 -153.910 -153.910 Warrant compensation expenses Capitalincreases Costs related to capitalincreases Equity at December 31, 2016 0 1.789 0 26,142 22.727 163.218 -7.861 0 0 0 22.727 165,007 -7.861 278,194 1,441,263 -1,189,211 Proceeds from issuance of shares related to exercise of warrants Proceeds from 1n1t1alpubhc oHenng Costs related to 1n1t1al public oHenng Proceeds from private placement of new shares Costs related to private placement of new shares Repayment of royalty bond Cash inflow from financing activities 6.790 567.076 -59.576 0 0 -176.360 337,930 21.935 0 0 143.072 -7.861 0 157,146 96.413 0 0 0 0 0 96,413 Equity at January 1, 2015 Comprehensive loss for the year Net loss for the year 23,193 1,150,979 -921,344 252,828 0 0 -113.957 -113.957 Warrant compensation expenses Capitalincreases Equity at December 31, 2015 0 1.160 24,353 16.947 95.253 0 0 16.947 96.413 252,231 1,263,179 -1,035,301 280.535 323.330 -15.147 588,718 -101.908 418.796 6.442 323,330 -129.948 516.849 31.895 418,796 (Decrease)/increase in cash and cash equivalents Cash and cash equ1valents at January 1 Exchange rate adjustments Cash and cash equivalents at December 31

54 Zealand Pharma • Annual Report 2017

Consolidated financial statements.

Business overview

Zealand (the "Company", the "Group", "Zealand" and "we") was founded in 1998 and is a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. We intend to be a leader in specialty medicines focusing on gastrointestinal and metabolic diseases with significant unmet medical needs. Zealand has a portfolio of medicines and product candidates under license collaborations with Sanofi and BI.

Our product portfolio includes two approved products for the treatment of type 2 diabetes: (i) lixisenatide, which has been approved by the U.S. Food and Drug Administration, or FDA, and is marketed in the U.S. under the brand name Adlyxin®, and which has been approved by the European Medicines Agency, or EMA, and by other regulatory authorities outside the U.S., where it is marketed under the brand name Lyxumia®, and (ii) a combination of lixisenatide with Lantus®, the brand name for insulin glargine, developed by Sanofi S.A., or Sanofi, which has been approved by the FDA and is marketed in the U.S. under the brand name Soliqua® 100/33, and which has been approved by the EMA and launched in some European countries under the brand name Suliqua®. Both Adlyxin®/Lyxumia® and Soliqua® 100/33/Suliqua® are marketed by Sanofi pursuant to a license agreement granting Sanofi commercialization rights for these products.

In addition to our currently approved and marketed products, we also have a pipeline of other product candidates in various stages of preclinical and clinical development targeting specialty gastrointestinal and metabolic disease areas with significant unmet medical needs.

We have four fully owned programs in late clinical development:

1 **Glepaglutide, which is a long-acting GLP-2 analog in development for the treatment of short bowel syndrome (SBS). Following positive Phase 2 results in 2017, we expect to start Phase 3 during 2018.**

Dasiglucagon, a Zealand-invented proprietary glucagon analog currently in development for three different indications:

2 **Dual-hormone artificial pancreas for diabetes treatment**
Zealand has already reported positive results from two Phase 2a trials during the second quarter of 2017, and the initiation of an outpatient Phase 2b trial of longer duration for the iLet™ dual-hormone artificial pancreas system is planned for 2018.

3 **Rescue treatment for severe hypoglycemia**
Ready-to-use dasiglucagon may offer diabetes patients and their families a fast treatment solution for severe hypoglycemia that is easier to use than currently marketed glucagon kits. The first Phase 3 trial with dasiglucagon for the treatment of severe hypoglycemia was initiated in July 2017, with recruitment completed in October 2017. Results are expected in Q2 2018, ahead of previous expectations. A second Phase 3 trial was initiated in December 2017, with results expected in H2 2018.

4 **Congenital hyperinsulinism**
Congenital hyperinsulinism, or CHI, is an ultra-rare but devastating disease caused by inappropriately elevated insulin secretion irrespective of glucose levels. This leads to frequent and often severe hypoglycemia and long-term irreversible damage to health. In 2017, the FDA in the U.S. and the Committee for Orphan Medicinal Products in the EU issued a positive opinion on an orphan medicinal product application for Zealand's glucagon analog. In January 2018, the FDA issued a safe-to-proceed letter, and the Phase 3 program is expected to start in mid-2018.

Company summary	Domicile	Ownership	Voting rights
Zealand Pharma A/S subsidiaries			
ZP Holding SPV K/S	Denmark	100%	100%
ZP General Partner 1 ApS	Denmark	100%	100%
ZP Holding SPV K/S subsidiaries			
ZP SPV 1 K/S	Denmark	100%	100%
ZP General Partner 2 ApS	Denmark	100%	100%

Zealand Pharma • Annual Report 2017 55

Notes.

Note 1 – Significant accounting policies, and significant accounting estimates and assessments

Significant accounting policies

Basis of preparation

The consolidated financial statements of Zealand have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the EU and additional requirements under the Danish Financial Statements Act.

The Board of Directors considered and approved the 2017 Annual Report of Zealand on March 7, 2018. The Annual Report will be submitted to the shareholders of Zealand for approval at the Annual General Meeting on April 19, 2018.

The consolidated financial statements are presented on a historical cost basis.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique.

For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and on the significance of the inputs to the fair value measurement as a whole. The inputs are described as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date
- Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly
- Level 3 inputs are fair value measures derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The consolidated financial statements are presented in Danish kroner (DKK), which is the functional currency of the Company.

In the narrative sections of the financial statements, comparative figures for 2016 and 2015 are shown in brackets.

Implementation of new and revised standards and interpretations

The IASB has issued the following new standards and revisions to existing standards and new interpretations that are mandatory for accounting periods commencing on or after January 1, 2017:

- Amendments to IAS 7 Disclosure Initiative.
- Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealised Losses.
- Part of Annual Improvements to IFRSs Cycle 2014-2016.

The implementation of these new or revised standards and interpretations has not resulted in any significant impact on the net loss for the year or the financial position.

Standards and interpretations not yet effective

At the date of approval of the annual report, the following new and revised standards and interpretations have been issued but are not yet effective. Therefore, they have not been adopted in the present financial statements:

IFRS 9 Financial Instruments, effective for annual periods beginning on or after January 1, 2018. IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement, and the new standard will change the classification and measurement of financial instruments, and hedging requirements. Zealand has assessed the standard and determined that the difference in the treatment of a modification of financial liabilities under IAS 39 and IFRS 9 will lead to a change in the carrying amount of the royalty bond, as a loss on modification under IFRS 9 shall be calculated using the original effective interest rate and expensed, whereas under IAS 39 the effect of modified cash flows was spread over the remaining term of the royalty bond. The change will be implemented retrospectively, thus as of January 1, 2018, we expect the impact of this change to be an increase in liabilities of approximately DKK 5 million recorded against equity. Furthermore, under IFRS 9, the new impairment model requires the recognition of impairment provisions based on the "expected credit loss model" rather than the "incurred-loss model." The majority of Zealand's receivables are receivables from sales with its strategic partners, BI and Sanofi, and due to the low credit risk in the Group, the new rules are not expected to have a significant impact on the valuation of trade receivables.

IFRS 15 Revenue from Contracts with Customers, effective for annual periods beginning on or after January 1, 2018. Under the new standard, entities will apply a five-step model to determine when, how and at what amount revenue is to be recognized, depending on whether certain criteria are met. Zealand has assessed the standard and determined that it will not have any significant impact on the consolidated financial statements.

IFRS 16 Leases, effective for annual periods beginning on or after January 1, 2019. In the consolidated financial statements of the lessees, IFRS 16 requires all leases (except for short-term leases and leases of low-value assets) to be recognized as a right-of-use asset and lease liability, measured at the present value of future lease payments. The right-of-use asset is subsequently depreciated in a similar way to other depreciable assets over the lease term and interest calculated on the lease liability in a similar way to how it is calculated on finance leases

56 Zealand Pharma Annual Report 2017 Notes Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued) under IAS 17. Consequently, the change will also impact the presentation in the income state-ment and the statement of cash flows. Zealand has assessed the standard, and the changes will require capitalization of the majority of Zealand’s operating lease contracts, representing approximately 1-3% of the total assets. The impact on operating profit will be insignificant. Exchange differences arising between the rate on the transaction date and the rate on the pay-ment day are recognized in the income statement as financial income or financial expenses. Receivables, payables and other monetary items denominated in foreign currencies that have not been settled at the balance sheet date are translated by applying the exchange rates at the balance sheet date. Differences arising between the rate at the balance sheet date and the rate at the date on which the receivable or payable arose are recognized in the income statement as financial income and financial expenses. Accounting policies The accounting policies are unchanged from last year. The accounting policies for specific line items and transactions are included in the respective notes to the financial statements except for basis of consolidation, foreign currency translation and the cash flow statement, which are included below. Non-monetary assets purchased in foreign currencies are measured at the exchange rate on the transaction date. Recognition and measurement Income is recognized in the income statement when generated. Assets and liabilities are recog-nized in the statement of financial position when it is probable that any future economic benefit will flow to or from Zealand and the value can be reliably measured. On initial recognition, assets and liabilities are measured at cost. Consolidated financial statements Income statement The income statement is classified by function. Subsequently, assets and liabilities are measured as described in the accounting policies in the respective notes to the financial statements. Segment reporting The Group is managed by a Corporate Management team reporting to the Chief Executive Officer. The Corporate Management team, including the Chief Executive Officer, represents the chief operating decision maker (CODM). No separate business areas or separate business units have been identified in connection with product candidates or geographical markets. Conse-quently, there is no segment reporting concerning business areas or geographical areas. Basis of consolidation The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Con-trol is achieved when the Company: Statement of financial position • • • has power over the investee; is exposed, or has rights, to variable returns from its involvement with the investee; and has the ability to use its power to affect its returns. Financial assets Financial assets include receivables and cash. Financial assets can be divided into the following categories: loans and receivables, financial assets at fair value through the income statement, available-for-sale financial assets and held-to maturity investments. Financial assets are as-signed to the different categories by Management on initial recognition, depending on the pur-pose for which the assets were acquired. All financial assets are recognized on their settlement date. All financial assets other than those classified at fair value through the income statement are initially recognized at fair value, plus transaction costs. The Company reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. Principles of consolidation The consolidated financial statements are prepared on the basis of the financial statements of the parent company and the individual subsidiaries, which are based on uniform accounting policies and accounting periods in all Group entities. Consolidation of Group entities is per-formed after elimination of all intra-Group transactions, balances, income and expenses. Statement of cash flows The cash flow statement is prepared in accordance with the indirect method on the basis of the net loss for the year. The statement shows the cash flows broken down into operating, invest-ing and financing activities, cash and cash equivalents at the beginning and end of the year, and the impact of the calculated cash flows on cash and cash equivalents. Foreign currency translation Transactions denominated in foreign currencies are translated at the exchange rates on the transaction dates.

Zealand Pharma Annual Report 2017 57 Notes Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued) Cash flows in foreign currencies are translated into Danish kroner at the exchange rate on the transaction date. In the cash flows from operating activities, net loss is adjusted for non-cash operating items and changes in working capital. The following are the most significant accounting estimates and assessments applied by Man-agement in these financial statements: Revenue recognition Revenue comprises the fair value of the consideration received and income derived from development services. Revenue is measured net of value added tax, duties, etc. collected on behalf of a third party and discounts. The revenue is recognized when it is probable that future economic benefits will flow to Zealand and these benefits can be measured reliably. Cash flow from operating activities Cash flow from operating activities is presented indirectly and is calculated as the net loss adjusted for non-cash operating items, changes in net working capital, financial items paid and income tax benefits received. Cash flow from investing activities Cash flow from investing activities includes cash flows from the purchase and sale of property, plant and equipment, investments and deposits, as well as transfers to and from restricted cash related to the royalty bond. Agreements with commercial partners generally include nonrefundable upfront license and collaboration fees, milestone payments – the receipt of which is dependent on the achieve-ment of certain clinical, regulatory or commercial milestones – as well as royalties on product sales of licensed products, if and when such product sales occur. For agreements that include multiple elements, total contract consideration is attributed to separately identifiable compo-nents on a reliable basis that reasonably reflects the selling prices that might be expected to be achieved in standalone transactions, provided that each component has value to the partner on a standalone basis. Cash flow from financing activities Cash flow from financing activities includes new equity, loan financing, sale of treasury shares and funds from private placements. Cash and cash equivalents Cash and cash equivalents comprise cash and bank balances. The allocated consideration is recognized as revenue in accordance with the principles de-scribed above. Significant accounting estimates and assessments In preparing the financial statements, Management makes a number of accounting estimates that form the basis for the presentation, recognition and measurement of our assets and liabilities. Employee incentive programs In accordance with IFRS 2 Share-based Payment, the fair value of the warrants classified as equity settled is measured at the grant date and recognized as an expense in the income statement when the final right to the warrant is obtained. Warrants are considered vested at the grant date, and the fair value is not remeasured subsequently. The fair value of each warrant granted during the year is calculated using the Black–Scholes pricing model. This requires the input of subjective assumptions such as: In applying our accounting policies, Management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily appar-ent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. • The expected stock price volatility, which is based on the historical volatility of Zealand’s share price The risk-free interest rate, which is determined as the interest rate on Danish government bonds with a maturity of five years The duration of the warrants, which is assumed to be until the end of the last exercise period • • The estimates used are based on assumptions assessed to be reasonable by Management. How-ever, estimates are inherently uncertain and unpredictable. The assumptions may be incomplete or inaccurate, and unexpected events or circumstances may occur. Furthermore, we are subject to risks and uncertainties that may result in deviations in actual results compared with estimates. The total costs of the warrants are recognized in the income statement at the grant date, adjusted for an expected attrition rate. The attrition rate is re-estimated at year-end based on the historical attrition rate. Warrant programs that terminate are adjusted based on the actual attrition rate at year-end. No significant changes have been made to accounting estimates and assessments in 2017.

58 Zealand Pharma Annual Report 2017 Notes Note 2 – Revenue (branded as Adlyxin® in the U.S. and as Lyxumia® in the EU and in other countries) plus a 10% royalty on global net sales of a combination of lixisenatide and insulin glargine 100 units/ml (Lantus®) marketed under the brand name Soliqua® 100/33 in the U.S. and as Suliqua® in the EU. In 2016, Sanofi challenged the validity of certain patents owned by a competitor, AstraZeneca (and its affiliates), in both administrative and court proceedings in the U.S. and in certain other countries, and AstraZeneca brought counterclaims in the U.S. proceedings asserting that prod-ucts containing lixisenatide infringe its patents. Sanofi and AstraZeneca subsequently agreed to settle all claims and counterclaims between them in various proceedings relating to lixisenatide. Our financial obligations related to this now-resolved intellectual property dispute could reduce our net revenue from commercial milestone payments from Sanofi relating to Soliqua® 100/33/ Suliqua®. The amount and timing of any such reductions are not currently known, but they will not exceed USD 15 million in total. Accounting policies Revenue comprises license payments, milestone payments and royalty income. License pay-ments are recognized upon transfer of the associated licensing rights at the point at which the risks and rewards have been transferred. Milestone payments are related to the collaborative research agreements with commercial partners and are recognized in accordance with the agreements. Royalty income from licenses is based on third-party sales of licensed products and is recognized in accordance with contract terms in the period in which the sales occur. When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with the transaction is recognized with reference to the stage of completion of the transaction at the end of the reporting period. The outcome of a transaction can be estimated reliably when all of the following conditions are satisfied: We pay Alkermes plc 13% of all payments received on lixisenatide while lixisenatide is subject to a commercialization agreement such as the Sanofi License Agreement. We also pay one of the inventors of the Structure Induced Probe (SIP) technology employed in lixisensatide a 0.5% royalty on amounts received in connection with drug candidates that, like lixisenatide, are produced using the SIP technology. • The amount of revenue can be measured reliably • It is probable that the economic benefits associated with the transaction will flow to the entity • The stage of completion of the transaction at the end of the reporting period can be meas-ured reliably Milestone payments are recognized as revenue when the relevant milestones are achieved. Accounting for the Boehringer Ingelheim License Agreements In 2011, Zealand entered into a license, research and development collaboration agreement with Boehringer Ingelheim International GmbH (BI) to advance novel GLP-1/glucagon dual-acting peptide receptor agonists (GGDAs) for the treatment of patients with type 2 diabe-tes and obesity. Under the terms of the 2011 BI License Agreement, BI pays a fixed amount per full-time employee and other costs related to all research, development and commercialization in respect of the compounds covered by the agreement. The income from agreements with multiple components where the individual components cannot be separated is recognized over the period of the agreement. In addition, recognition requires all material risks and benefits related to the use of our intellectual property included in the collaboration to be transferred to the collaboration partner. If not all the risks and benefits have been transferred, the transaction is recognized as deferred income until all components of the transaction have been completed. We are eligible to receive license and milestone payments of up to EUR 386 million, of which EUR 365 million was outstanding at December 31, 2017, related to the achievement of pre-specified development, regulatory and commercial milestones for the lead product. We are also eligible to receive tiered royalties ranging from high-single-digit to low-double-digit percentages on BI’s sales of all products stemming from this collaboration. In addition, we retain copromotion rights in Scandinavia. Accounting for the Sanofi License Agreement In 2003, Zealand entered into a license agreement with Sanofi (the Sanofi License Agreement), pursuant to which Zealand granted Sanofi exclusive rights to its patents, know-how and other intellectual property relating to lixisenatide, for all fields. Pursuant to the Sanofi License Agree-ment, which has been amended over the years, Sanofi assumed responsibility for the further development, manufacturing and marketing of lixisenatide, and we cannot research or develop lixisenatide while the Sanofi License Agreement remains in effect. In 2014, Zealand entered into a second global license, research and development collaboration agreement with BI (the 2014 BI License Agreement). This agreement pertains to collaboration on a specific therapeutic peptide project from our portfolio of preclinical programs for a period of up to four and a half years, with the aim of developing novel drugs to improve the treatment of patients with cardiometabolic diseases. In 2015, BI selected a novel peptide therapeutic to be advanced into preclinical development under this agreement. Under the Sanofi License Agreement, we are eligible to receive remaining milestone payments relating to commercialized products of up to USD 100 million, contingent on the achieve-ment of certain sales levels, as well as royalties on global sales of such products. Royalties correspond to tiered, low-double-digit percentages of Sanofi’s global net sales of lixisenatide

Zealand Pharma • Annual Report 2017 59

Notes.

Note 2 – Revenue (continued)

Pursuant to this agreement, we have worked with BI to advance the therapeutic peptides stemming from this research collaboration into preclinical development. BI is responsible for conducting preclinical and clinical development as well as for the commercialization of products stemming from the agreement and funding all activities under the agreement. We are eligible to receive license and milestone payments of up to EUR 295 million for the first compound to be developed and marketed under the collaboration, of which EUR 283 million was outstanding at December 31, 2017. We are also eligible to receive tiered royalties ranging from low-single-digit to low-double-digit percentages on global sales of products arising from this collaboration. We retain copromotion rights in Scandinavia and are not eligible for royalty payments in those countries if we exercise such rights.

No product candidates outlicensed to BI are currently marketed, and accordingly we have not received any royalty payments to date under our licensing agreements with BI.

Milestone payments are recognized as revenue when the relevant milestones are achieved.

Accounting for other license agreements

In 2012, Zealand entered into an agreement with Protagonist Therapeutics, Inc., but this research collaboration was terminated in 2014. In line with the terms of the terminated agreement, Zealand is entitled to receive up to USD 15 million if certain milestone events occur.

Milestone payments are recognized as revenue when the relevant milestones are achieved.

Recognized revenue can be specified as follows for all agreements:

DKK thousand	2017	2016	2015
Sanofi-Aventis Deutschland GmbH	69,603	208,692	136,600
Boehringer Ingelheim International GmbH	29,750	0	22,379
Helsinn Healthcare S.A.	0	112	112
Protagonist Therapeutics, Inc.	1,662	1,636	0
Total license and milestone revenue	**101,015**	**210,440**	**159,091**
Sanofi-Aventis Deutschland GmbH	38,760	24,338	28,586
Total royalty revenue	**38,760**	**24,338**	**28,586**
Total revenue	**139,775**	**234,778**	**187,677**

No transfers of licenses occurred in 2017, 2016 or 2015.

All Zealand revenue can be attributed to countries other than Denmark.

Revenue from Sanofi

In 2017, we recognized DKK 69.6 million in revenue from milestone payments from Sanofi under the Sanofi License Agreement in connection with the approval of Suliqua® in the EU in January 2017. In addition, in 2017 we recognized DKK 38.8 million as royalty income, reflecting sales of Lyxumia® of EUR 26.4 million and sales of Soliqua® 100/33 of EUR 25.7 million.

In 2016, we recognized DKK 208.7 million in revenue from milestone payments from Sanofi under the Sanofi License Agreement in connection with the approval of lixisenatide as Adlyxin® in July 2016 amounting to DKK 33.5 million, and in connection with the approval of Soliqua® 100/33 in November 2016 amounting to DKK 175.2 million, both in the U.S. In addition, in 2016 we recognized DKK 24.3 million as royalty income, reflecting sales of Lyxumia® of EUR 32.7 million.

In 2015, we recognized DKK 136.6 million in revenue from milestone payments from Sanofi under the Sanofi License Agreement in connection with the submission to the FDA of a New Drug Application (NDA) for iGlarLixi. The milestone payment less withholding taxes in Germany was received in January 2016, and the withholding taxes were received from the German tax authorities in April 2016. In addition, in 2015 we recognized DKK 28.6 million as royalty income, reflecting sales of Lyxumia® of EUR 38.3 million.

Revenue from Boehringer Ingelheim

In 2017, we recognized DKK 29.8 million in revenue from milestone payments from BI related to the initiation of the Phase 1 trial for the long-acting amylin analog.

No revenue was recognized from BI in 2016, as no milestone event was reached.

In 2015, we recognized DKK 22.4 million in revenue from a milestone payment from BI in connection with the selection of a first preclinical product candidate under the 2014 BI License Agreement.

Revenue from Helsinn

No revenue was recognized from Helsinn in 2017. In 2016 and 2015, we recognized DKK 0.1 million in revenue from Helsinn, representing contractual payments rather than milestone payments.

Revenue from other agreements

In 2017, we recognized DKK 1.7 million in revenue from a milestone payment from the Protagonist Therapeutics agreement in connection with the start of Phase 1 with the novel hepcidin mimetic PTG-300.

In 2016, we recognized DKK 1.6 million in revenue from a milestone payment from the Protagonist Therapeutics agreement in connection with its selection of a development candidate.

60 Zealand Pharma Annual Report 2017 Notes Note 3 – Royalty expenses Note 4 – Research, development and administrative expenses (continued) Accounting policies Royalty expenses comprise contractual amounts payable to third parties that are derived from the milestone payments and royalty income earned from the corresponding collaboration agreements. No indirect costs that are not directly attributable to research and development activities are included in the disclosure of research and development expenses recognized in the income statement. Overhead expenses have been allocated to research and development or adminis-trative expenses based on the number of employees in each department, determined accord-ing to the respective employees’ associated undertakings. We have agreed to pay some of our revenue in deferred payments or royalties to third parties. At the time of the dissolution of a former joint venture with Elan Corporation, plc (Elan) and certain of its subsidiaries that were party to the joint venture agreement with us, we agreed to pay roy-alties to Elan – now Alkermes plc, as successor in interest to a termination agreement between us and the Elan entities – including 13% of future payments we receive in respect of lixisenatide under the Sanofi License Agreement. Accounting estimates and assessments related to research and development expenses A development project involves a single product candidate undergoing a large number of tests to demonstrate its safety profile and its effect on human beings, prior to obtaining the nec-essary final approval for the product from the appropriate authorities. The future economic benefits associated with the individual development projects are dependent on obtaining such approval. Considering the significant risk and duration of the development period for biological products, Management has concluded that whether the intangible asset will generate probable future economic benefits cannot be estimated with sufficient certainty until the project has been finalized and the necessary final regulatory approval of the product has been obtained. Accordingly, Zealand has not recognized such assets at this time, and all research and develop-ment expenses are therefore recognized in the income statement when incurred. In addition, we have agreed to pay a royalty of 0.5% of the total amounts we receive in connec-tion with our SIP-modified peptides, including lixisenatide, to one of the inventors of our SIP technology, who is one of our employees. The royalty to be paid to this inventor is calculated on the basis of all the amounts we receive, including license payments, milestone payments and sales. In 2017, the royalty expenses related to royalties from sales of Lyxumia® and Soliqua® 100/33 and milestone payments received from Sanofi. In 2016 and 2015, the royalty expenses related to royalties from sales of Lyxumia® and milestone payments received from Sanofi. Capitalization of development costs assumes that, in the Group’s opinion, the development of the technology or the product has been completed, all necessary public registrations and marketing approvals have been received, and expenses can be reliably measured. Furthermore, it must be established that the technology or the product can be commercialized and that the future income from the product can cover not only the production, selling and administra-tive expenses but also development expenses. Zealand has not capitalized any development expenses in 2017, 2016 or 2015. Note 4 – Research, development and administrative expenses Accounting policies Administrative expenses Administrative expenses include expenses for administrative personnel, expenses related to com-pany premises, operating leases, investor relations, etc. Overhead expenses have been allocated to research and development or administrative expenses according to the number of employees in each department, based on the respective employees’ associated undertakings. Research and development expenses Research expenses comprise salaries, contributions to pension schemes and other expenses, including patent expenses, as well as depreciation and amortization directly attributable to the Group’s research activities. Research expenses are recognized in the income statement as incurred. Development expenses comprise salaries, contributions to pension schemes and other expens-es, including depreciation and amortization, directly attributable to the Group’s development activities. Development expenses are recognized in the income statement as incurred.

Zealand Pharma Annual Report 2017 61 Notes Note 5 – Fees to auditors appointed at the Annual General Meeting Note 6 – Information on staff and remuneration (continued) Base board fee 2017 Base board fee 2016 Base board fee 2015 DKK thousand 2017 2016 2015 Remuneration DKK thousand The fee for non-audit services provided to the Group by Deloitte Statsautoriseret Revisionspartnerselskab amounts to DKK 2,878 thousand and consists of review of tax returns, advisory related to the Registration Statement prepared in relation to the U.S. listing (and related Danish prospectus), advisory in relation to existing internal control processes at the Company, and other general financial reporting matters. Note 6 – Information on staff and remuneration DKK thousand 2017 2016 2015 32,838 26,580 1 In addition to the base board fee, Martin Nicklasson received an observation fee for his period as Observer to the Board before being appointed at the Annual General Meeting in 2015. This fee amounted to DKK 150,000. These board members resigned from the Board in 2016. For the employee-elected board members, the table includes only remuneration for board work. These board members resigned from the Board in 2015. This board member resigned from the Board in 2017. 2 3 4 5 Total staff salaries can be specified as follows: Salaries Pension schemes (defined contribution plans) Other payroll and staff-related costs 112,614 9,135 30,291 104,61489,508 8,2397,243 Total 152,040 145,691 123,331 The amount is charged as: Research and development expenses Administrative expenses 119,474 32,566 109,50994,390 36,18228,941 Total 152,040 145,691 123,331 Average number of employees 128 124 110 Remuneration to the Board of Directors Martin Nicklasson1 Rosemary Crane Catherine Moukheibir Peter Benson2 Alain Munoz Michael Owen Jens Peter Stenvang3 Hanne Heidenheim Bak3 Helle Haxgart3 Rasmus Just3, 5 Christian Thorkildsen2, 3 Helle Størum2, 3 Daniel Ellens4 Jørgen Lindegaard4 Florian Reinaud4 650 400 400 0 283 300 250 198 21 229 0 0 0 0 0 750450 400200 400250 104150 250150 250150 250150 1670 00 1670 83150 83150 0150 0150 013 Total 2,731 2,904 2,113 Audit Audit-related services and other assurance engagements Tax advice Other 1,050 688 104 2,086 1,937315 82030 43104 3,51929 Total fees 3,928 6,319 478

62 Zealand Pharma • Annual Report 2017

Notes.

Note 6 – Information on staff and remuneration (continued)

DKK thousand	Base salary	Bonus	Pension contribution	Other benefits	Severance payment	Warrant compensation expenses	Total
2017							
Remuneration to the Executive Management							
Britt Meelby Jensen	3,915	2,482	392	231	0	4,058	11,078
Mats Blom	2,496	999	250	271	0	2,389	6,405
Total	**6,411**	**3,481**	**642**	**502**	**0**	**6,447**	**17,483**
Other Corporate Management[1]	4,416	1,787	442	388	0	4,779	11,812
Total	**4,416**	**1,787**	**442**	**388**	**0**	**4,779**	**11,812**
Total	**10,827**	**5,268**	**1,084**	**890**	**0**	**11,226**	**29,295**
2016							
Remuneration to the Executive Management							
Britt Meelby Jensen	3,795	683	380	231	0	4,442	9,531
Mats Blom	2,448	526	245	268	0	1,111	4,598
Total	**6,243**	**1,209**	**625**	**499**	**0**	**5,553**	**14,129**
Other Corporate Management[1]	6,422	833	642	1,324	1,782	7,322	18,325
Total	**6,422**	**833**	**642**	**1,324**	**1,782**	**7,322**	**18,325**
Total	**12,665**	**2,042**	**1,267**	**1,823**	**1,782**	**12,875**	**32,454**
2015							
Remuneration to the Executive Management							
Britt Meelby Jensen	3,353	751	335	190	0	3,163	7,792
Mats Blom	2,400	343	240	260	0	2,372	5,615
Total	**5,753**	**1,094**	**575**	**450**	**0**	**5,535**	**13,407**
Other Corporate Management[1]	8,776	520	877	1,101	353	3,321	14,948
Total	**8,776**	**520**	**877**	**1,101**	**353**	**3,321**	**14,948**
Total	**14,529**	**1,614**	**1,452**	**1,551**	**353**	**8,856**	**28,355**

[1] Other Corporate Management in 2017 comprised two members. Other Corporate Management in 2016 comprised four members, including two members who resigned during the year. Other Corporate Management in 2015 comprised six members, including three members who resigned during the year.

Zealand Pharma • Annual Report 2017 63

Notes.

Note 6 – Information on staff and remuneration (continued)

Employee incentive programs

Accounting policies

The value of services received as consideration for granted warrants is measured at the fair value of the warrant. The fair value is determined at the grant date and is recognized in the income statement as personnel expenses over the period in which the final right to the warrant is obtained. Warrants are considered vested at the grant date. The offsetting entry to this is recognized under equity. In respect of recognition of the warrants, an estimate is made of the number of warrants that the employees are expected to obtain rights to. Subsequently, an adjustment is made for changes in the estimate of the number of shares that the employees have obtained rights to, so the total recognition is based on the actual number of shares that the employees have obtained rights to. The fair value of the granted warrants is estimated using the Black–Scholes pricing model.

The 2010 employee incentive program

	Program of 2010 02/Nov/10	Program of 2010 10/Feb/11	Program of 2010 17/Nov/11	Program of 2010 10/Feb/12	Program of 2010 19/Nov/12	Program of 2010 08/Feb/13	Program of 2010 01/Apr/14	Program of 2010 25/Mar/15	Program of 2010 05/May/15	Total
Number of warrants										
Outstanding at January 1, 2017	0	0	0	6,250	214,883	261,137	100,000	100,000	46,359	728,629
Granted during the year	0	0	0	0	0	0	0	0	0	0
Forfeited during the year	0	0	0	0	0	0	0	0	0	0
Exercised during the year	0	0	0	0	0	-77,712	0	0	0	-77,712
Expired during the year	0	0	0	-6,250	-214,883	0	0	0	0	-221,133
Outstanding at December 31, 2017	**0**	**0**	**0**	**0**	**0**	**183,425**	**100,000**	**100,000**	**46,359**	**429,784**
Specified as follows:										
Executive Management	0	0	0	0	0	0	0	0	0	0
Other employees	0	0	0	0	0	183,425	100,000	100,000	46,359	429,784
Total	**0**	**0**	**0**	**0**	**0**	**183,425**	**100,000**	**100,000**	**46,359**	**429,784**
Number of warrants										
Outstanding at January 1, 2016	0	11,600	105,259	151,741	214,883	326,012	100,000	100,000	46,359	1,055,854
Granted during the year	0	0	0	0	0	0	0	0	0	0
Forfeited during the year	0	0	0	0	0	-1,250	0	0	0	-1,250
Exercised during the year	0	0	-105,259	-145,491	0	-63,625	0	0	0	-314,375
Expired during the year	0	-11,600	0	0	0	0	0	0	0	-11,600
Outstanding at December 31, 2016	**0**	**0**	**0**	**6,250**	**214,883**	**261,137**	**100,000**	**100,000**	**46,359**	**728,629**
Specified as follows:										
Executive Management	0	0	0	0	31,019	0	0	0	0	31,019
Other employees	0	0	0	6,250	183,864	261,137	100,000	100,000	46,359	697,610
Total	**0**	**0**	**0**	**6,250**	**214,883**	**261,137**	**100,000**	**100,000**	**46,359**	**728,629**

64 Zealand Pharma • Annual Report 2017

Notes.

Note 6 – Information on staff and remuneration (continued)

The 2010 employee incentive program (continued)

	Program of 2010 02/Nov/10	Program of 2010 10/Feb/11	Program of 2010 17/Nov/11	Program of 2010 10/Feb/12	Program of 2010 19/Nov/12	Program of 2010 08/Feb/13	Program of 2010 01/Apr/14	Program of 2010 25/Mar/15	Program of 2010 05/May/15	Total
Number of warrants										
Outstanding at January 1, 2015	595,406	403,000	227,085	220,250	214,883	343,512	100,000	0	0	2,104,136
Granted during the year	0	0	0	0	0	0	0	100,000	46,359	146,359
Forfeited during the year	0	-7,500	0	-3,750	0	-17,500	0	0	0	-28,750
Exercised during the year	-589,237	-383,900	-121,826	-64,759	0	0	0	0	0	-1,159,722
Expired during the year	-6,169	0	0	0	0	0	0	0	0	-6,169
Outstanding at December 31, 2015	**0**	**11,600**	**105,259**	**151,741**	**214,883**	**326,012**	**100,000**	**100,000**	**46,359**	**1,055,854**
Specified as follows:										
Executive Management	0	0	31,019	0	31,019	0	0	0	0	62,038
Other employees	0	11,600	74,240	151,741	183,864	326,012	100,000	100,000	46,359	993,816
Total	**0**	**11,600**	**105,259**	**151,741**	**214,883**	**326,012**	**100,000**	**100,000**	**46,359**	**1,055,854**
Exercise period										
From	03/Nov/13	10/Feb/14	17/Nov/14	10/Feb/15	19/Nov/15	10/Feb/16	01/Apr/17	25/Mar/18	05/May/18	
Until	03/Nov/15	10/Feb/16	17/Nov/16	10/Feb/17	19/Nov/17	10/Feb/18	01/Apr/19	25/Mar/20	05/May/20	
Black–Scholes parameters										
Term (months)	60	60	60	60	60	60	60	60	60	
Volatility*	56.0%	33.0%	34.0%	44.0%	56.0%	39.3%	37.5%	41.9%	43.7%	
Share price	86	70.0	45.7	70.0	86.0	79.5	69.0	115.5	92.0	
Exercise price (DKK)	94.6	77.0	50.27	77.0	113.3	87.45	75.9	127.05	101.2	
Dividend	not expected	not expected	not expected	not expected	not expected	not expected	not expected	not expected	not expected	
Risk-free interest rate	2.64%	3.09%	1.02%	0.37%	0.86%	0.66%	0.71%	-0.21%	-0.10%	

* The volatility rate used is based on the actual volatility of the Zealand share price.

Zealand Pharma • Annual Report 2017 65

Notes.

Note 6 – Information on staff and remuneration (continued)

The 2015 employee incentive program

	Program of 2015 05/May/15	Program of 2015 05/May/15	Program of 2015 05/Apr/16	Program of 2015 05/Apr/16	Program of 2015 15/Jul/16	Program of 2015 06/Apr/17	Program of 2015 06/Apr/17	Program of 2015 25/Aug/17	Program of 2015 25/Aug/17	Total
Number of warrants										
Outstanding at January 1, 2017	100,000	357,250	345,000	100,000	40,000	0	0	0	0	942,250
Granted during the year	0	0	0	0	0	424,000	93,392	14,566	6,608	538,566
Forfeited during the year	0	-7,500	-16,250	-14,566	0	-18,500	0	0	0	-56,816
Exercised during the year	0	0	0	0	0	0	0	0	0	0
Expired during the year	0	0	0	0	0	0	0	0	0	0
Outstanding at December 31, 2017	**100,000**	**349,750**	**328,750**	**85,434**	**40,000**	**405,500**	**93,392**	**14,566**	**6,608**	**1,424,000**
Specified as follows:										
Executive Management	100,000	75,000	25,000	85,434	0	57,000	93,392	14,566	6,608	457,000
Other employees	0	274,750	303,750	0	40,000	348,500	0	0	0	967,000
Total	**100,000**	**349,750**	**328,750**	**85,434**	**40,000**	**405,500**	**93,392**	**14,566**	**6,608**	**1,424,000**
Number of warrants										
Outstanding at January 1, 2016	100,000	363,250	0	0	0	0	0	0	0	463,250
Granted during the year	0	0	347,250	100,000	40,000	0	0	0	0	487,250
Forfeited during the year	0	-6,000	-2,250	0	0	0	0	0	0	-8,250
Exercised during the year	0	0	0	0	0	0	0	0	0	0
Expired during the year	0	0	0	0	0	0	0	0	0	0
Outstanding at December 31, 2016	**100,000**	**357,250**	**345,000**	**100,000**	**40,000**	**0**	**0**	**0**	**0**	**942,250**
Specified as follows:										
Executive Management	100,000	75,000	25,000	100,000	0	0	0	0	0	300,000
Other employees	0	282,250	320,000	0	40,000	0	0	0	0	642,250
Total	**100,000**	**357,250**	**345,000**	**100,000**	**40,000**	**0**	**0**	**0**	**0**	**942,250**

66 Zealand Pharma • Annual Report 2017

Notes.

Note 6 – Information on staff and remuneration (continued)

The 2015 employee incentive program (continued)

	Program of 2015 05/May/15	Program of 2015 05/May/15	Program of 2015 05/Apr/16	Program of 2015 05/Apr/16	Program of 2015 15/Jul/16	Program of 2015 06/Apr/17	Program of 2015 06/Apr/17	Program of 2015 25/Aug/17	Program of 2015 25/Aug/17	Total
Number of warrants										
Outstanding at January 1, 2015	0	0	0	0	0	0	0	0	0	0
Granted during the year	100,000	366,250	0	0	0	0	0	0	0	466,250
Forfeited during the year	0	-3,000	0	0	0	0	0	0	0	-3,000
Exercised during the year	0	0	0	0	0	0	0	0	0	0
Expired during the year	0	0	0	0	0	0	0	0	0	0
Outstanding at December 31, 2015	**100,000**	**363,250**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**463,250**
Specified as follows:										
Executive Management	100,000	75,000	0	0	0	0	0	0	0	175,000
Other employees	0	288,250	0	0	0	0	0	0	0	288,250
Total	**100,000**	**363,250**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**463,250**
Exercise period										
From	05/May/16	05/May/18	05/Apr/19	05/Apr/17	15/Jul/19	06/Apr/20	06/Apr/18	25/Aug/17	06/Apr/18	
Until	05/May/20	05/May/20	05/Apr/21	05/Apr/21	15/Jul/21	06/Apr/22	06/Apr/22	25/Aug/22	06/Apr/22	
Black–Scholes parameters										
Term (months)	60	60	60	60	60	60	60	60	60	
Volatility*	43.7%	43.7%	43.5%	43.5%	45.0%	43.6%	43.6%	43.0%	43.0%	
Share price	92.0	92.0	129.5	129.5	126.0	123.0	123.0	118.5	118.5	
Exercise price (DKK)	101.2	101.2	142.45	142.45	138.6	135.3	135.3	142.45	135.3	
Dividend	not expected	not expected	not expected	not expected	not expected	not expected	not expected	not expected	not expected	
Risk-free interest rate	-0.10%	-0.10%	-0.04%	-0.04%	-0.33%	-0.24%	-0.24%	-0.16%	-0.16%	

* For warrants granted in 2015 and earlier, the volatility rate used is based on the actual volatility of the Zealand share price. For warrants granted after January 1, 2016, the volatility rate used is based on the 5-year historical volatility of the Zealand share price.

Zealand Pharma Annual Report 201767 Notes Note 6 – Information on staff and remuneration (continued) Employee warrant programs In order to motivate and retain key employees and encourage the achievement of common goals for employees, Management and shareholders, the Company has established an incentive plan based on warrant programs. Incentive programs were offered in 2005, 2007 and in the period 2009-2017. 2015 employee incentive program This program was established in 2015 for Zealand’s Executive Management and employees. The Board of Directors was authorized to issue up to 2,750,000 warrants in the period until April 20, 2020, of which 1,257,934 have not yet been granted. As of December 31, 2017, 1,492,066 warrants have been granted, of which 1,424,000 warrants can be exercised. The warrants are granted in accordance with the authorizations given to the Board of Directors by the shareholders. The Board of Directors has fixed the terms of and size of the grants, taking into account authorizations from the shareholders, the Group’s guidelines for incentive pay, an assessment of expectations of the recipient’s work efforts and contribution to the Group’s growth, as well as the need to motivate and retain the recipient. Grant takes place on the date of establishment of the program. Exercise of warrants is by default subject to continuing employment with the Group. The warrants granted are subject to the provisions of the Danish Public Companies Act regarding termination of employees prior to their exercise of warrants in the case of recipients covered by the Act. Effect on income statement In 2017, the fair value of warrants recognized in the income statement amounted to DKK 20.2 million (2016: DKK 22.7 million and 2015: DKK 16.9 million), of which DKK 6.4 million (2016: DKK 5.6 million and 2015: DKK 5.5 million) related to Executive Management. In addition, costs for the warrant programs have been adjusted at the end of the year by DKK 0.7 million (2016: DKK 2.4 million and 2015: DKK 0.2 million) due to the actual attrition rate and an adjustment to the warrant programs granted in 2015 to reflect the estimated attrition rate split between Corporate Management and employees. The exercise price is determined by the closing price of Zealand’s shares on Nasdaq Copenha-gen on the day prior to the grant date plus 10%. DKK thousand 2017 2016 2015 Warrants expire automatically after five years. Warrants are considered vested at the grant date and may be exercised after three years, except warrants granted to the Chief Executive Officer, which may be exercised after one year. Warrants may be exercised four times a year during a four-week period starting from the date of the publication of Zealand’s Annual Report or interim reports. 2010 employee incentive program This program was established in 2010 for Zealand’s Board of Directors, Executive Management, employees and consultants. The Board of Directors was authorized to issue up to 2,750,000 warrants in the period until No-vember 2, 2015. The program has expired and a total of 2,355,495 warrants have been granted. As of December 31, 2017, 1,551,809 warrants have been exercised, and the total proceeds amount to DKK 125.3 million (2016: DKK 116.3 million and 2015: DKK 19.9 million). As of De-cember 31, 2017, 429,784 warrants can still be exercised. The amount is charged as: Research and development expenses Administrative expenses 12,190 7,966 14,2909,504 8,4377,443 Total 20,156 22,727 16,947

68 Zealand Pharma • Annual Report 2017

Notes.

Note 7 – Other operating income

Accounting policies

Other operating income comprises research funding from business partners and government grants. Research funding is recognized in the period when the research activities have been performed, and government grants are recognized periodically when the work supported by the grant has been reported.

Government grants are recognized when a final and firm right to the grant has been obtained. Government grants are included in Other operating income, as the grants are considered to be cost refunds.

DKK thousand	2017	2016	2015
Research funding	40	920	11,576
Government grants	567	777	1,252
Total other operating income	**607**	**1,697**	**12,828**

As part of the license agreements with BI, BI is responsible for conducting preclinical and clinical development, as well as for commercializing the products stemming from the agreement and funding all activities under the agreement. In the first quarter of 2016 and the full year of 2015, Zealand was entitled to research funding from BI amounting to DKK 0.9 million (2015: DKK 11.6 million). The funding related to the 2014 BI License Agreement and ended in March 2016. In addition, Zealand received government grants in 2017, 2016 and 2015.

Note 8 – Financial income

Accounting policies

Financial income is recognized in the income statement in the period in which it is earned. Financial income includes interest from trade receivables, as well as realized and unrealized exchange rate adjustments and fair value adjustments of securities.

DKK thousand	2017	2016	2015
Interest income	2,048	592	139
Fair value adjustments of securities	74	0	0
Exchange rate adjustments	0	0	3,750
Total financial income	**2,122**	**592**	**3,889**

Note 9 – Financial expenses

Accounting policies

Financial expenses are recognized in the income statement in the period in which they are incurred. Financial expenses include interest expenses, as well as realized and unrealized exchange rate adjustments and fair value adjustments. In addition, expenses related to the royalty bond are amortized over the expected duration of the bond and recognized as financial expenses. The royalty bond is described further in note 20.

DKK thousand	2017	2016	2015
Interest expenses, royalty bond	18,913	32,157	32,372
Amortization of financing costs	5,748	8,369	9,689
Other financial expenses	949	255	333
Exchange rate adjustments	7,899	3,575	0
Total financial expenses	**33,509**	**44,356**	**42,394**

Note 10 – Income tax benefit

Accounting policies

Income tax on results for the year, which comprises current tax and changes in deferred tax, is recognized in the income statement, whereas the portion attributable to entries in equity is recognized directly in equity.

Current tax liabilities and current tax receivables are recognized in the statement of financial position as tax calculated on the taxable income for the year adjusted for tax on previous years' taxable income and taxes paid on account/prepaid.

Deferred tax is measured according to the statement of financial position liability method in respect of temporary differences between the carrying amount and the tax base of assets and liabilities. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

Zealand Pharma • Annual Report 2017 69

Notes.

Note 10 – Income tax benefit (continued)

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not be reversed in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interest are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to be reversed in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

This judgment is made on an ongoing basis and is based on recent historical losses carrying more weight than factors such as budgets and business plans for the coming years, including planned commercial initiatives. The creation and development of therapeutic products within the biotechnology and pharmaceutical industry is subject to considerable risks and uncertainties. Zealand has so far reported significant losses and, consequently, has unused tax losses. Management has concluded that deferred tax assets should not be recognized at December 31, 2017 or 2016. The tax assets are currently not deemed to meet the criteria for recognition, as Management has determined that it was not probable that future taxable profit would be available against which the deferred tax assets could be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax laws and rates that have been enacted or substantively enacted at the balance sheet date.

Income tax receivables are recognized in accordance with the Danish tax credit scheme (Skattekreditordningen). Companies covered by the tax credit scheme may obtain payment of the tax base of losses originating from research and development expenses of up to DKK 25 million.

DKK thousand	2017	2016	2015
Net loss for the year before tax	-277,771	-159,410	-119,832
Tax rate	22.0%	22.0%	23.5%
Expected tax expenses/(benefit)	-61,110	-35,070	-28,161
Adjustment for nondeductible expenses	62	100	54
Adjustment for exercised warrants	1,732	36	-8,357
Reduction of corporate tax rate from 23.5% to 22%	0	0	1,558
Tax effect on exercise of warrants	-688	-2,864	-318
Tax effect on expired warrants	4,407	0	6,500
Change in tax assets (not recognized)	50,097	32,298	22,849
Total income tax benefit	**-5,500**	**-5,500**	**-5,875**
Breakdown of unrecognized deferred tax assets:			
Tax losses carried forward (available indefinitely)	873,515	722,186	742,771
Research and development expenses	210,148	145,822	31,054
Rights	43,019	43,019	43,019
Non-current assets	67,590	62,953	57,543
Other	104,377	102,074	58,890
Total temporary differences	**1,298,649**	**1,076,054**	**933,277**
Tax rate	22%	22%	22%
Calculated potential deferred tax asset at local tax rate	285,703	236,732	205,321
Write-down of deferred tax asset	-285,703	-236,732	-205,321
Recognized deferred tax asset	**0**	**0**	**0**

As a consequence of tax losses from previous years, no deferred net tax assets have been recognized. Deferred tax reductions (tax assets) have not been recognized in the consolidated statement of financial position due to uncertainty as to when and whether they can be utilized.

Under Danish tax legislation, Zealand is eligible to receive DKK 5.5 million (2016: DKK 5.5 million and 2015: DKK 5.9 million) in cash relating to the surrendered tax loss for 2017 of DKK 156.5 million (2016: DKK 81.5 million and 2015: DKK 151.4 million) based on qualifying research and development expenses. These tax receipts comprise the entire current tax benefit in 2017, 2016 and 2015 respectively.

70 Zealand Pharma • Annual Report 2017

Notes.

Note 11 – Basic and diluted earnings per share

Accounting policies

Basic loss per share
Basic loss per share is calculated as the net result for the period that is allocated to the parent company's ordinary shares, divided by the weighted average number of ordinary shares outstanding.

Diluted loss per share
Diluted loss per share is calculated as the net result for the period that is allocated to the parent company's ordinary shares, divided by the weighted average number of ordinary shares outstanding and adjusted by the dilutive effect of potential ordinary shares.

The loss and weighted average number of ordinary shares used in the calculation of basic and diluted loss per share are as follows:

DKK thousand	2017	2016	2015
Net loss for the year	-272,271	-153,910	-113,957
Net loss used in the calculation of basic and diluted loss per share	-272,271	-153,910	-113,957
Weighted average number of ordinary shares	27,918,271	24,873,940	23,618,752
Weighted average number of treasury shares	-64,223	-564,223	-564,223
Weighted average number of ordinary shares used in the calculation of basic and diluted loss per share	**27,854,048**	**24,309,717**	**23,054,529**
Basic (loss) per share (DKK)	**-9.77**	**-6.33**	**-4.94**
Diluted (loss) per share (DKK)	**-9.77**	**-6.33**	**-4.94**

The following potential ordinary shares are antidilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted loss per share:

Potential ordinary shares excluded due to antidilutive effect related to:	2017	2016	2015
Outstanding warrants under the 2010 employee incentive program	429,784	728,629	1,055,854
Outstanding warrants under the 2015 employee incentive program	1,424,000	942,250	463,250
Total outstanding warrants that are antidilutive	**1,853,784**	**1,670,879**	**1,519,104**

Note 12 – Property, plant and equipment

Accounting policies

Plant and machinery, other fixtures and fittings, tools and equipment and leasehold improvements are measured at cost less accumulated depreciation.

Cost comprises acquisition price and costs directly related to acquisition until the time when the Group starts using the asset.

The basis for depreciation is cost less estimated residual value at the end of the useful life. Assets are depreciated using the straight-line method over the expected useful lives of the assets. The depreciation periods are as follows:

- *Leasehold improvements 5 years*
- *Plant and machinery 5 years*
- *Other fixtures and fittings, tools and equipment 3-5 years*

Gains and losses arising from disposal of plant and equipment are stated as the difference between the selling price less the costs of disposal and the carrying amount of the asset at the time of the disposal. Gains and losses are recognized in the income statement under Research and development expenses and Administrative expenses.

At the end of each reporting period, the Company reviews the carrying amount of property, plant and equipment as well as non-current asset investments to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). If it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. If a reasonable and consistent basis of allocation can be identified, assets are also allocated to cash-generating units, or allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

The recoverable amount is the higher of fair value less costs of disposal and value in use. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Impairments are recognized in a separate line in the income statement. No impairments have been recognized for 2017, 2016 or 2015.

Zealand Pharma • Annual Report 2017 71

Notes.

Note 12 – Property, plant and equipment (continued)

DKK thousand	Plant and machinery	Other fixtures and fittings	Leasehold improvements
Cost at January 1, 2017	47,170	3,612	10,715
Adjustment to prior year	0	286	0
Additions	6,657	484	85
Retirements	-198	0	0
Cost at December 31, 2017	**53,629**	**4,382**	**10,800**
Depreciation at January 1, 2017	35,089	2,458	10,307
Adjustment to prior year	0	286	0
Depreciation for the year	3,883	685	189
Retirements	-198	0	0
Depreciation at December 31, 2017	**38,774**	**3,429**	**10,496**
Carrying amount at December 31, 2017	**14,855**	**953**	**304**
Depreciation for the financial year has been charged as:			
Research and development expenses	3,883	569	157
Administrative expenses	0	116	32
Total	**3,883**	**685**	**189**
Cost at January 1, 2016	66,506	8,794	10,772
Additions	1,965	515	120
Retirements	-21,301	-5,697	-177
Cost at December 31, 2016	**47,170**	**3,612**	**10,715**
Depreciation at January 1, 2016	51,834	7,641	10,144
Depreciation for the year	4,556	534	320
Retirements	-21,301	-5,697	-177
Transfer	0	-20	20
Depreciation at December 31, 2016	**35,089**	**2,458**	**10,307**
Carrying amount at December 31, 2016	**12,081**	**1,154**	**408**
Depreciation for the financial year has been charged as:			
Research and development expenses	4,556	438	262
Administrative expenses	0	96	58
Total	**4,556**	**534**	**320**

DKK thousand	Plant and machinery	Other fixtures and fittings	Leasehold improvements
Cost at January 1, 2015	62,771	8,663	10,598
Additions	3,735	131	174
Cost at December 31, 2015	**66,506**	**8,794**	**10,772**
Depreciation at January 1, 2015	46,777	7,090	9,537
Depreciation for the year	5,057	551	607
Depreciation at December 31, 2015	**51,834**	**7,641**	**10,144**
Carrying amount at December 31, 2015	**14,672**	**1,153**	**628**
Depreciation for the financial year has been charged as:			
Research and development expenses*	5,057	436	480
Administrative expenses*	0	115	127
Total	**5,057**	**551**	**607**

* Due to a change in allocation, the figures for depreciation allocated to other fixtures and fittings and leasehold improvements have been restated.

Note 13 – Other investments

Accounting policies

Other investments are measured on initial recognition at cost, corresponding to fair value, and subsequently at fair value. Changes in fair value are recognized in the income statement under financial items.

The Group's other investments consist of a USD 1.5 million investment in Beta Bionics, Inc., the developer of iLet™, a fully integrated dual-hormone pump (bionic pancreas) for autonomous diabetes care. This investment represents 0.9% ownership of Beta Bionics, Inc., and is recorded at a fair value of DKK 9.3 million as of December 31, 2017. See note 22 for information regarding future obligations relating to this investment.

72 Zealand Pharma • Annual Report 2017

Notes.

Note 14 – Trade receivables

Accounting policies

Trade receivables are recognized and derecognized on a settlement date basis. An allowance is recognized for trade receivables when objective evidence is received that the Group will not be able to collect all amounts due to it in accordance with the original terms of the receivables. The amount of the write-down is determined as the difference between the asset's carrying amount and the present value of estimated future cash flows.

Trade receivables are mainly related to milestone and royalty payments from our collaboration agreements, and are due in 30-60 days.

There are no overdue receivables and there is no provision for bad debts, as no losses are expected on trade receivables.

At December 31, 2017, trade receivables related to accrued royalty income on sales of Lyxumia® and Soliqua®.

At December 31, 2016, trade receivables related to accrued royalty income on sales of Lyxumia®.

Note 15 – Prepaid expenses

Accounting policies

Prepaid expenses comprise amounts paid in respect of goods or services to be received in subsequent financial periods. Prepayments are measured at cost and are tested for impairment at the balance sheet date.

Note 16 – Other receivables

Accounting policies

Receivables are measured on initial recognition at fair value and subsequently at amortized cost, usually equal to the nominal value.

DKK thousand	2017	2016
VAT	3,378	4,464
Other	1,601	915
Total other receivables	**4,979**	**5,379**

Note 17 – Securities

Accounting policies

Securities are measured on initial recognition at cost, corresponding to fair value and subsequently at fair value. Changes in fair value are recognized in the income statement under financial items.

The Group's securities portfolio comprises listed marketable securities in DKK.

Note 18 – Cash and cash equivalents

Accounting policies

Cash is measured on initial recognition at fair value and subsequently at amortized cost, usually equal to the nominal value.

DKK thousand	2017	2016
DKK	12,824	16,609
USD	252,884	214,915
EUR	323,010	91,806
Total cash and cash equivalents	**588,718**	**323,330**

In addition, at December 31, 2017, restricted cash amounted to DKK 5.9 million (2016: DKK 318.7 million).

At December 31, 2017, this balance comprised cash held in the Milestone Payments Reserve Account amounting to DKK 0 million and cash held in the Interest Reserve Account amounting to DKK 5.9 million, both at cost corresponding to fair value on initial recognition and relating to the USD 24.8 million senior secured notes (or the royalty bond; see also note 20).

At December 31, 2016, this balance comprised cash held in the Milestone Payments Reserve Account amounting to DKK 305.1 million and cash held in the Interest Reserve Account amounting to DKK 13.6 million, both relating to the USD 50 million senior secured notes (or the royalty bond; see also note 20).

Zealand Pharma • Annual Report 2017 73

Notes.

Note 19 – Share capital

Accounting policies

Cost and selling prices of treasury shares and dividends are recognized directly in equity within retained earnings. Capital reductions through cancellation of treasury shares reduce the share capital by an amount equal to the cost price of the shares.

Share capital

Share capital at January 1, 2017	**26,142,365**
Capital increase on March 23, 2017	9,500
Capital increase on April 13, 2017	22,000
Capital increase on May 30, 2017	5,000
Capital increase on June 15, 2017	8,537
Capital increase on August 14, 2017	4,375,000
Capital increase on August 18, 2017	156,250
Capital increase on September 1, 2017	1,500
Capital increase on September 22, 2017	28,675
Capital increase on November 20, 2017	2,500
Share capital at December 31, 2017	**30,751,327**

Share capital

Share capital at January 1, 2016	**24,352,769**
Capital increase on March 30, 2016	46,613
Capital increase on April 14, 2016	50,453
Capital increase on May 26, 2016	43,071
Capital increase on June 16, 2016	41,269
Capital increase on September 6, 2016	7,400
Capital increase on September 23, 2016	45,457
Capital increase on September 29, 2016	1,475,221
Capital increase on November 17, 2016	8,200
Capital increase on November 25, 2016	57,913
Capital increase on December 8, 2016	13,999
Share capital at December 31, 2016	**26,142,365**
Share capital at January 1, 2015	**23,193,047**
Capital increase on March 21, 2015	120,833
Capital increase on April 11, 2015	106,220
Capital increase on June 2, 2015	51,487
Capital increase on June 20, 2015	46,521
Capital increase on September 8, 2015	383,190
Capital increase on September 26, 2015	150,702
Capital increase on November 4, 2015	60,843
Capital increase on November 13, 2015	176,456
Capital increase on December 4, 2015	63,470
Share capital at December 31, 2015	**24,352,769**

There were no changes in share capital in 2014 or 2013.

At December 31, 2017, the total number of authorized ordinary shares was 32,840,494 (2016: 27,813,244).

The share capital at December 31, 2017 consisted of 30,751,327 (2016: 26,142,365) ordinary shares issued of DKK 1 each. The parent company has only one class of shares, and all shares rank equally. The shares are negotiable instruments with no restrictions on their transferability.

74 Zealand Pharma • Annual Report 2017

Notes.

Note 19 – Share capital (continued)

All shares have been fully paid. On August 9, 2017, American Depositary Shares (ADSs) representing Zealand shares started trading on the Nasdaq Global Select Market in the U.S. under the symbol ZEAL. On August 14, 2017, Zealand registered a capital increase of 4,375,000 new shares and completed its initial public offering on Nasdaq Global Select Market in the U.S. Following full exercise of a 15% overallotment option, a further 156,250 new shares were issued on August 15, 2017. In addition, 500,000 treasury shares were sold. The total gross proceeds of the offering amounted to DKK 567.1 million. On September 29, 2016, Zealand issued 1,475,221 shares in a private placement. The gross proceeds amounted to DKK 143.1 million. Other capital increases in 2017 and 2016 related to exercise of warrant programs.

Expenses directly related to capital increases are deducted from equity. Expenses related to the initial public offering on August 14 and 15, 2017 amounted to DKK 71.5 million, and DKK 0.1 million related to the exercise of warrant programs. In 2016 expenses related to the private placement on September 29, 2016 amounted to DKK 7.7 million and DKK 0.1 million related to the exercise of warrant programs.

At December 31, 2017, there were 64,223 treasury shares (2016: 564,223), equivalent to 0.2% (2016: 2.2%) of the share capital and corresponding to a market value of DKK 5.5 million (2016: DKK 60.1 million). 500,000 treasury shares were sold in 2017 in relation to the initial public offering.

The treasury shares were purchased for DKK 1.3 million in 1999-2001 and DKK 0.4 million in 2011, giving a total purchase cost of DKK 1.7 million.

Rules on changing the Articles of Association

All resolutions put to the vote of shareholders at general meetings are subject to adoption by a simple majority of votes, unless the Danish Companies Act (Selskabsloven) or our Articles of Association prescribe other requirements.

Note 20 – Royalty bond

Accounting policies

The royalty bond was initially measured at the time of borrowing at fair value less any transaction costs. In subsequent periods, the royalty bond has been measured at amortized cost corresponding to the capitalized value using the effective interest method. Consequently, the difference between the proceeds of the loan and the amount to be repaid is recognized as a financial expense in the income statement over the term of the loan.

In December 2014, Zealand established four 100%-owned subsidiaries: ZP Holding SPV K/S, ZP General Partner 1 ApS, ZP SPV 1 K/S and ZP General Partner 2 ApS. The purpose of this structure was to make the royalty bond nonrecourse for Zealand and at the same time protect the bond investors from a parent company bankruptcy. On December 11, 2014, ZP SPV 1 K/S issued the royalty bond, which represents senior secured notes issued at par with a USD-denominated principal amount of USD 50 million (DKK 299.3 million at issue) and a stated fixed interest rate of 9.375% per annum. The royalty bond falls due on March 15, 2026.

Concurrent with the issue of the royalty bond, Zealand contributed the Sanofi License Agreement to ZP Holding SPV K/S, among other things. See Note 2 Revenue, Accounting for the Sanofi License Agreement.

Among the rights arising under the License Agreement are the rights to receive patent royalties, including relating to Adlyxin®/Lyxumia®, a single remaining milestone payment relating to Adlyxin®/Lyxumia® and three regulatory event milestone payments in 2016 and January 2017 relating to certain other products containing lixisenatide combined with one or more other active pharmaceutical ingredients ("Group 2 Products"). ZP Holding SPV K/S sold and transferred to ZP SPV 1 K/S an interest in such royalties and milestone payments equal to 86.5% of the amount of such royalties payable from and after December 11, 2014, and 86.5% of such milestone payments.

Under the License Agreement, royalties are payable by Sanofi in EUR and at a varying percentage of annual net sales as defined in the License Agreement. In addition, at December 11, 2014, the aggregate remaining regulatory milestone payments (86.5% of which were transferred to ZP SPV 1 K/S) amounted to USD 60 million, plus value added taxes, payable subject to various terms and conditions of the License Agreement. In addition, at December 31, 2017 and 2016, restricted cash held by the Company also related to the Interest Reserve Account, established upon issue of the royalty bond.

Zealand Pharma • Annual Report 2017 75

Notes.

Note 20 – Royalty bond (continued)

The source of payment of the principal of and interest on the royalty bond is ZP SPV 1 K/S' interest on Adlyxin®/Lyxumia® royalties. Interest on the senior secured notes is payable biannually on March 15 and September 15 each year.

The principal of the royalty bond was to be paid from available cash in ZP SPV 1 K/S commencing on the third payment date (March 15, 2016). Beginning with the third payment date, the royalty bond indenture states that available royalty revenue in ZP SPV 1 K/S in excess of interest payments is to be used for principal repayments of the royalty bond at each payment date. Upon full repayment of the royalty bond, the bondholders have no rights to future royalty payments. It is possible for ZP SPV 1 K/S to make voluntary repayments from March 2016, subject to various provisions and at various redemption premiums established in the royalty bond indenture.

In February 2017, USD 8.7 million (DKK 60.7 million) was transferred to the restricted cash account following receipt of the USD 10 million milestone payment from Sanofi related to the approval of Suliqua® in the EU.

On March 15, 2017, Zealand used restricted cash of USD 25 million (DKK 175 million) to repay half of the outstanding bond. Furthermore, the remaining restricted cash of USD 26.9 million (DKK 184 million) held as collateral for the bond was released to Zealand in exchange for a parent company guarantee. The maturity date of the royalty bond was also changed from March 15, 2026 to March 15, 2021.

As a consequence of the repayment of the royalty bond in March 2017, the carrying amount of the royalty bond was adjusted. This resulted in a loss of DKK 11.2 million, which was recognized in the consolidated income statement for 2017 in net financial items. Furthermore, a fee of DKK 5.2 million was paid due to the repayment and amendment of the financing agreement. DKK 3.5 million of this fee has been capitalized, and DKK 1.7 million was recognized in the consolidated income statement for 2017 in financial expenses.

As a consequence of deferrals of the expected repayment of the royalty bond at December 31, 2017, the carrying amount of the royalty bond was adjusted again. This had a positive impact on net financial items of DKK 10.8 million, which was recognized in the consolidated income statement for 2017 in financial expenses.

As of December 31, 2017, total outstanding debt on the royalty bond is DKK 153.8 million (2016: DKK 352.6 million). In the consolidated statements of financial position, this is presented as DKK 135.7 million (2016: DKK 332.2 million), net of capitalized financing costs of DKK 18.1 million (2016: DKK 20.4 million). Accrued interest expenses related to the royalty bond amount to DKK 4.3 million (2016: DKK 9.8 million) and are recognized in other liabilities.

The change in the balance of the royalty bond from December 31, 2016 to December 31, 2017 is attributable to movements in the USD/DKK exchange rate and repayment of 50.4% of the principal.

See Note 23 for further discussion of the risks associated with the royalty bond.

The table below details changes in the Group's liabilities arising from financing activities regarding the royalty bond, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group's consolidated statements of cash flows as cash flows from financing activities.

DKK thousand	
January 1, 2017	332,243
Financing cash flows (repayment)	-176,360
Amortization of financing costs	5,748
Exchange rate adjustments	-25,897
December 31, 2017	**135,734**

76 Zealand Pharma • Annual Report 2017

Notes.

Note 21 – Other liabilities

Accounting policies

Financial liabilities are recognized initially at fair value less transaction costs. In subsequent periods, financial liabilities are measured at amortized cost corresponding to the capitalized value using the effective interest method. Consequently, the difference between the proceeds and the nominal value is recognized in the income statement over the maturity period of the loan.

Provisions are measured as the best estimate of the costs needed at the balance sheet date to settle obligations. Provisions also include contingent payments on the conclusion of agreements, contracts, etc.

DKK thousand	2017	2016
Severance payment	896	3,854
Employee benefits	28,165	20,431
Royalty payable to third party	2,917	25,222
Interest payable on royalty bond	4,295	9,753
Other payables	7,335	5,190
Total other liabilities	**43,608**	**64,450**

Note 22 – Contingent liabilities and other contractual obligations

Contingent liabilities and other contractual obligations include contractual obligations related to agreements with contract research organizations (CROs) and lease commitments.

Accounting policies

Contingent liabilities are disclosed, unless the possibility of an outflow of resources embodying economic benefits is remote.

At December 31, 2017, total contractual obligations related to agreements with CROs amounted to DKK 76.6 thousand (DKK 52.6 thousand for 2018 and DKK 24.0 thousand for the years 2019 up to and including 2020).

At December 31, 2016, total contractual obligations related to agreements with CROs amounted to DKK 39,849 thousand (DKK 37,335 thousand for 2017 and DKK 2,514 thousand for 2018 and 2019).

Zealand has made an initial DKK 9.3 million equity investment in Beta Bionics, Inc.; please refer to note 13. Subsequent equity investments of up to USD 3.5 million are linked to clinical development progress of dasiglucagon in iLet™.

Note 22 – Contingent liabilities and other contractual obligations (continued)

Accounting policies

Lease agreements are classified as either finance or operating leases based on the criteria in IAS 17 Leases. Lease payments under operating leases and other rental agreements are recognized in the income statement over the term of the agreements. The Group has not entered into any finance leases.

DKK thousand	2017	2016
Total future minimum lease payments related to operating lease agreements:		
Within 1 year	4,292	4,005
1-3 years	2,593	776
3-5 years	117	0
Total	**7,002**	**4,781**

Operating lease agreements include rental agreements for buildings, company cars and office equipment. Based on Management's analysis in accordance with the accounting policy, all leases have been determined to be operating lease commitments.

The leases are noncancelable for terms of between 6 and 60 months.

In 2017, DKK 7.4 million (2016: DKK 7.4 million and 2015: DKK 7.6 million)) was recognized as an expense in the income statement, with DKK 6.1 million (2016: DKK 6.1 million and 2015: DKK 6.0 million) allocated to Research and development expenses and DKK 1.3 million (2016: DKK 1.3 million and 2015: DKK 1.6 million) to Administrative expenses.

Zealand Pharma  Annual Report 2017 77 Notes Note 23 – Financial risks The objective of Zealand’s financial management policy is to reduce the Group’s sensitivity to fluctuations in exchange rates, interest rates, credit rating and liquidity. Zealand’s financial management policy has been endorsed by Zealand’s Audit Committee and ultimately approved by Zealand’s Board of Directors. position in USD. At December 31, 2017, Zealand held USD 11.7 million (2016: USD 75.7 million) in cash, while the value of the royalty bond was USD 24.8 million (2016: USD 50.0 million). Interest rate risk Zealand has a policy of avoiding any financial instrument that exposes the Group to any un-wanted financial risk. Zealand is not exposed to interest rate risk because the Company borrows funds at fixed interest rates. Zealand receives milestone payments from its current partners in USD and EUR and royalty payments in EUR. Zealand is mainly exposed to research and development expenses. In addition, Zealand has a USD loan as well as a significant USD cash position. As such, Zealand is exposed to various financial risks, including foreign exchange rate risk, interest rate risk, credit risk and liquidity risk. The royalty bond has a fixed interest rate of 9.375%. During 2017, all cash has been held in current bank accounts in USD, EUR and DKK. Interest rates on bank deposits in DKK and EUR have been negative for most of 2017, while USD ac-counts have generated a low level of positive interest. Capital structure Zealand aims to have an adequate capital structure in relation to the underlying operating results and research and development projects, so that it is always possible to provide sufficient capital to support operations and long-term growth targets. During 2017, Zealand has invested in securities. The Group’s securities portfolio comprises list-ed bonds in Danish kroner. The average weighted duration of the bond portfolio on the balance sheet date was 3 years. The bond portfolio has fixed interest rates. The Board of Directors finds that the current capital and share structure is appropriate for the shareholders and the Group. Credit risk Zealand is exposed to credit risk in respect of receivables and bank balances. The maximum credit risk corresponds to the carrying amount. Management believes that credit risk is limited, as the counterparties to the trade receivables are large global pharmaceutical companies. Exchange rate risk Most of Zealand’s financial transactions are in DKK, USD and EUR. Due to Denmark’s long-standing fixed exchange rate policy vis-à-vis the EUR, Zealand has evaluated that there is no transaction exposure or exchange rate risk regarding transactions in EUR. Cash is not deemed to be subject to credit risk, as the counterparties are banks with invest-ment-grade ratings (i.e. BBB-or higher from Standard & Poor’s). Liquidity risk The purpose of Zealand’s cash management is to ensure that the Group has sufficient and flexible financial resources at its disposal at all times. Zealand’s milestone payments have been agreed in foreign currencies, namely USD and EUR. However, as milestone payments are unpredictable in terms of timing, the payments are not included in the basic exchange rate risk evaluation. Zealand’s short-term liquidity is managed and monitored by means of the Company’s quarterly budget revisions to balance the demand for liquidity and maximize the Company’s interest in-come by matching its free cash in fixed-rate, fixed-term bank deposits with its expected future cash burn. As Zealand from time to time conducts clinical trials and toxicology studies in the U.S., Zealand will be exposed to the exchange rate fluctuations and risks associated with transactions in USD. To date, Zealand’s policy has been to manage the transaction and translation risk associated with the USD passively, placing the revenue received from milestone payments in USD in a USD account for future payment of Zealand’s expenses denominated in USD, covering payments for the next 12-24 months and thus matching Zealand’s assets with its liabilities. Sensitivity analysis The table shows the effect on profit/loss and equity of reasonably likely changes in the financial variables in the statement of financial position. In December 2014, Zealand issued a royalty bond of USD 50 million, creating a large expo-sure to the USD. On March 15, 2017, Zealand used restricted cash of USD 25 million (DKK 175 million) to repay half of the outstanding bond. To hedge this, Zealand holds a portion of its cash

78 Zealand Pharma • Annual Report 2017

Notes.

Note 23 – Financial risks (continued)

	2017 Fluctuation	2017 Effect	2016 Fluctuation	2016 Effect
USD	+/-10%	10,065	+/-10%	9,531
Interest rate	+/-100b.p.	5,562	+/-100b.p.	4,728

Contractual maturity (liquidity risk)

A breakdown of the Group's aggregate liquidity risk on financial assets and liabilities is given below.

The following table details the Group's remaining contractual maturity for its financial liabilities with agreed repayment periods. The table has been prepared using the undiscounted cash flows for financial liabilities, based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows. To the extent that the specific timing of interest or principal flows is dependent on future events, the table has been prepared based on Management's best estimate of such timing at the end of the reporting period. The contractual maturity is based on the earliest date on which the Group may be required to pay.

DKK thousand	<6 months	6<12 months	1-5 years	Total
Trade payables	29,428	0	0	29,428
Royalty bond repayments	1,401	1,347	132,986	135,734
Interest payments on royalty bond	7,249	7,302	35,140	49,691
Other	36,396	0	0	36,396
Total financial liabilities at December 31, 2017	**74,474**	**8,649**	**168,126**	**251,249**
Trade payables	19,739	0	0	19,739
Royalty bond repayments	0	3,365	349,275	352,640
Interest payments on royalty bond	16,550	16,550	121,800	154,900
Other	29,636	0	0	29,636
Total financial liabilities at December 31, 2016	**65,925**	**19,915**	**471,075**	**556,915**

All cash flows are nondiscounted and include all liabilities under contracts.

Interest payments on the royalty bond are calculated using the fixed interest rate (9.375%) and the expected payback time as of each balance sheet date.

We expect interest payments of DKK 14.6 million on the royalty bond (interest rate 9.375%) in 2018 (2017: DKK 33.1 million).

Fair value measurement of financial instruments

DKK thousand	2017	2016
Categories of financial instruments		
Trade receivables	21,632	11,510
Income tax receivable	5,500	5,500
Other receivables	4,979	5,379
Restricted cash	5,892	318,737
Cash and cash equivalents	588,718	323,330
Loan and receivables	**626,721**	**664,456**
Securities	75,111	0
Other investments	9,312	0
Financial assets measured at fair value	**84,423**	**0**
Royalty bond	135,734	332,243
Trade payables	29,428	19,739
Other liabilities	43,608	64,450
Financial liabilities measured at amortized cost	**208,770**	**416,432**

The fair value of securities is based on Level 1 in the fair value hierarchy.

The fair value of other investments is based on level 3 in the fair value hierarchy.

Except as detailed in the following table with respect to the royalty bond, at December 31, 2017 and 2016, the carrying amount of other financial assets and financial liabilities approximated the fair value.

Zealand Pharma  Annual Report 2017 79 Notes Note 23 – Financial risks (continued) Note 25 – Adjustments for non-cash items 2017 2016 2017 DKK thousand 2016 2015 Carrying amount Fair value Carrying amount Fair value DKK thousand Royalty bond 332,243 356,626 The fair value of financial liabilities is determined as the discounted cash flows based on the market interest rates and credit conditions at the balance sheet date. The carrying amount of the royalty bond is based on amortized cost. The fair value of the royalty bond disclosed in the note is based on Level 3 in the fair value hierarchy. Note 26 – Change in working capital Note 24 – Related parties DKK thousand 2017 2016 2015 Zealand has no related parties with controlling interest. Zealand’s other related parties comprise the Company’s Board of Directors and Corporate Management. Transactions with related parties Remuneration to the Board of Directors and Corporate Management is described in note 6. The parent company had receivables from Group subsidiaries of DKK 127 thousand at De-cember 31, 2017 (December 31, 2016: DKK 76 thousand). In 2017, interest paid by the parent company to subsidiaries amounted to DKK 0 thousand (2016: DKK 151 thousand). Note 27 – Significant events after the balance sheet date There have been no significant events between December 31, 2017 and the date of approval of these financial statements that would require a change to or additional disclosure in the consolidated financial statements. No further transactions with related parties were conducted during the year. Ownership The following shareholders are registered in Zealand’s register of shareholders as owning minimum 5% of the voting rights or minimum 5% of the share capital (1 share equals 1 vote) at December 31, 2017: Note 28 – Approval of the annual report • Sunstone LSV Management A/S, Copenhagen, Denmark The Annual Report has been approved by the Board of Directors and Executive Management and authorized for issue on March 7, 2018. • Legg Mason (Royce) Inc., Maryland, U.S. • Wellington Management Group LLP, Boston, U.S. Increase/decrease in receivables Increase/decrease in payables -3,138 -11,153 140,289-140,102 13,163-732 Change in working capital -14,291 153,452 -140,834 135,734139,991 Depreciation Warrant compensation expenses Income tax receipt Financial income Financial expenses Exchange rate adjustments 4,757 20,156 -5,500 -2,048 2,331 3,851 5,4106,215 22,72716,947 -5,500 -5,875 -592 -139 40,78142,394 -5,141 -12,068 Total adjustments 23,547 57,685 47,474

80 Zealand Pharma  Annual Report 2017 Contents – Financial statements of the parent company Income statement Statement of comprehensive income Statement of financial position Statement of cash flows Statement of changes in equity 81 81 82 83 83 Parent company Notes 1 Significant accounting policies, and significant accounting estimates and assessments Revenue Financial income Financial expenses Basic and diluted earnings per share Investments in subsidiaries Other receivables Cash and cash equivalents 9 10 Other liabilities Contingent liabilities and other contractual obligations Financial risks Adjustments for non-cash items Change in working capital Significant events after the balance sheet date Approval of the annual report 86 84 84 84 85 85 85 86 86 2 3 4 5 6 7 8 86 87 88 88 88 88 11 12 13 14 15

Zealand Pharma  Annual Report 2017 81 Financial statements of the parent company Income statement Statement of comprehensive income 2017 2017 DKK thousand Note 2016 DKK thousand Note 2016 Revenue Research and development expenses Administrative expenses Other operating income 2 31,412 -324,051 -46,157 607 1,748 -266,614 -51,988 1,697 Net loss for the year Other comprehensive income (loss) -171,739 0 -123,274 0 Comprehensive loss for the year -171,739 -123,274 Operating loss -338,189 -315,157 Income from subsidiaries Financial income Financial expenses 6 3 4 173,486 1,751 -14,287 180,000 6,730 -347 Loss before tax -177,239 -128,774 Income tax benefit 5,500 5,500 Net loss for the year -171,739 -123,274 Loss per share – DKK Basic loss per share Diluted loss per share 5 5 -6.17 -6.17 -5.07 -5.07

82 Zealand Pharma • Annual Report 2017

Financial statements of the parent company.

Statement of financial position at December 31

DKK thousand	Note	2017	2016
Assets			
Non-current assets			
Plant and machinery		14,855	12,081
Other fixtures and fittings, tools and equipment		953	1,154
Leasehold improvements		304	408
Investment in subsidiaries	6	380	380
Deposits		2,729	2,690
Other investments		9,312	0
Total non-current assets		**28,533**	**16,713**
Current assets			
Trade receivables		0	27
Receivables from subsidiaries		127	76
Prepaid expenses		7,253	13,837
Income tax receivable		5,500	5,500
Other receivables	7	4,950	5,017
Securities		75,111	0
Cash and cash equivalents	8	493,575	206,398
Total current assets		**586,516**	**230,855**
Total assets		**615,049**	**247,568**

DKK thousand	Note	2017	2016
Liabilities and equity			
Share capital		30,751	26,142
Share premium		1,956,514	1,438,578
Retained loss		-1,438,036	-1,266,297
Equity		**549,229**	**198,423**
Trade payables		29,424	19,739
Other liabilities	9	36,396	29,406
Current liabilities		**65,820**	**49,145**
Total liabilities		**65,820**	**49,145**
Total equity and liabilities		**615,049**	**247,568**

Significant accounting policies, and significant accounting estimates and assessments	1
Contingent liabilities and other contractual obligations	10
Financial risks	11
Related parties	12
Significant events after the balance sheet date	15
Approval of the annual report	16

Zealand Pharma  Annual Report 2017 83 Financial statements of the parent company Statement of cash flows Statement of changes in equity 2017 DKK thousand Note 2016 Share capital Share premium Retained loss DKK thousand Total Net loss for the year Adjustments for non-cash items Change in working capital Financial income received Financial expenses paid Income tax receipt -171,739 20,363 23,302 2,167 -730 5,500 -123,274 20,142 5,855 344 -784 5,875 Equity at January 1, 2017 Comprehensive loss for the year Net loss for the year 26,142 1,438,578 -1,266,297 198,423 12 13 0 0 -171,739 -171,739 Warrant compensation expenses Capital increases Costs related to capital increases 0 4,609 0 20,156 569,041 -71,261 0 0 0 20,156 573,650 -71,261 Cash outflow from operating activities -121,137 -91,842 Equity at December 31, 2017 30,751 1,956,514 -1,438,036 549,229 Change in deposit Purchase of other investments Purchase of securities Purchase of property, plant and equipment Sale of fixed assets -39 -9,312 -75,037 -7,226 120 -24 0 0 -2,600 0 Equity at January 1, 2016 Comprehensive loss for the year Net loss for the year 24,353 1,260,494 -1,143,023 141,824 0 0 -123,274 -123,274 Cash outflow from investing activities -91,494 -2,624 Warrant compensation expenses Capital increases Costs related to capital increases 0 1,789 0 22,727 163,218 -7,861 0 0 0 22,727 165,007 -7,861 Proceeds from issuance of shares related to exercise of warrants Proceeds from initial public offering Costs related to initial public offering Proceeds from private placement of new shares Costs related to private placement of new shares 6,790 567,076 -59,576 0 0 21,935 0 0 143,072 -7,861 Equity at December 31, 2016 26,142 1,438,578 -1,266,297 198,423 Cash inflow from financing activities 514,290 157,146 Decrease/increase in cash and cash equivalents Cash and cash equivalents at January 1 Exchange rate adjustments 301,659 206,399 -14,483 62,680 140,783 2,936 Cash and cash equivalents at December 31 493,575 206,399

84 Zealand Pharma • Annual Report 2017

Notes.

Note 1 – Significant accounting policies, and significant accounting estimates and assessments

Significant accounting policies

Basis of preparation

The financial statements of the parent company have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and additional requirements under the Danish Financial Statements Act.

The financial statements are presented in Danish kroner (DKK), which is the functional currency of the Company.

In the narrative sections of the financial statements, comparative figures for 2016 are shown in brackets.

The accounting policies for the financial statements of the parent company are unchanged from the last financial year. The accounting policies are the same as for the consolidated financial statements with the exception of the supplementary accounting policies. For a description of the accounting policies for the Group, please refer to the consolidated financial statements, pp 55-79.

Supplementary accounting policies for the parent company

Investments in subsidiaries

Please refer to note 6 Investments in subsidiaries.

Note 2 – Revenue

Recognized revenue can be specified as follows:

DKK thousand	2017	2016
Helsinn Healthcare S.A.	0	112
Boehringer Ingelheim International GmbH	29,750	0
Protagonist Therapeutics, Inc.	1,662	1,636
Total license and milestone revenue	**31,412**	**1,748**

Please refer to note 2 to the consolidated financial statements.

Note 3 – Financial income

DKK thousand	2017	2016
Interest income	1,677	121
Fair value adjustments of securities	74	0
Exchange rate adjustments	0	6,609
Total financial income	**1,751**	**6,730**

Zealand Pharma  Annual Report 2017 85 Notes Note 4 – Financial expenses Note 6 – Investments in subsidiaries Accounting policies Investments in subsidiaries are measured at cost in the parent company’s financial statements. Where the recoverable amount of the investment is lower than cost, the investments are writ-ten down to this lower value. DKK thousand 2017 2016 Other financial expenses Exchange rate adjustments 730 13,557 347 0 Total financial expenses 14,287 347 DKK thousand Cost at January 1, 2017 Additions 380 0 Note 5 – Basic and diluted earnings per share Cost at December 31, 2017 380 The loss and weighted average number of ordinary shares used in the calculation of basic and diluted loss per share are as follows: Revaluation at January 1, 2017 Depreciation for the year 0 0 DKK thousand 2017 2016 Revaluation at December 31, 2017 0 Net loss for the year Net loss used in the calculation of basic and diluted loss per share -171,739 -171,739 -123,274 -123,274 Carrying amount at December 31, 2017 380 Weighted average number of ordinary shares Weighted average number of treasury shares 27,918,271 -64,223 24,873,940 -564,223 DKK thousand Cost at January 1, 2016 Additions 380 0 Weighted average number of ordinary shares used in the calculation of basic and diluted loss per share 27,854,048 24,309,717 Cost at December 31, 2016 380 Basic loss per share (DKK) -6.17 -5.07 Revaluation at January 1, 2016 Depreciation for the year 0 0 Diluted loss per share (DKK) -6.17 -5.07 Revaluation at December 31, 2016 0 Regarding potential ordinary shares, which are antidilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted loss per share, please refer to note 11 to the consolidated financial statements. Carrying amount at December 31, 2016 380

86 Zealand Pharma • Annual Report 2017

Notes.

Note 6 – Investments in subsidiaries (continued)

Company summary	Domicile	Ownership	Voting rights
Zealand Pharma A/S subsidiaries:			
ZP Holding SPV K/S	Denmark	100%	100%
ZP General Partner 1 ApS	Denmark	100%	100%
ZP Holding SPV K/S subsidiaries:			
ZP SPV 1 K/S	Denmark	100%	100%
ZP General Partner 2 ApS	Denmark	100%	100%

Pursuant to section 146(1) of the Danish Financial Statements Act, Management has chosen to submit an exemption declaration (Undtagelseserklæring) and has not issued annual reports for ZP SPV 1 K/S and ZP Holding SPV K/S.

The financial statements of the two companies are fully consolidated in the consolidated financial statements of Zealand Pharma A/S.

Income from subsidiaries relates to dividends from subsidiaries received during the year. Total income from subsidiaries amounts to DKK 173.5 million (2016: 180.0 million).

Note 7 – Other receivables

DKK thousand	2017	2016
VAT	3,359	4,127
Other	1,591	890
Total other receivables	**4,950**	**5,017**

Note 8 – Cash and cash equivalents

DKK thousand	2017	2016
DKK	10,183	14,861
USD	247,107	103,490
EUR	236,285	88,047
Total cash and cash equivalents	**493,575**	**206,398**

Note 9 – Other liabilities

DKK thousand	2017	2016
Severance payment	896	3,854
Employee benefits	28,165	20,431
Other payables	7,335	5,122
Total other liabilities	**36,396**	**29,406**

Note 10 – Contingent liabilities and other contractual obligations

On March 15, 2017, Zealand used restricted cash of USD 25 million (DKK 175 million) to repay half of the outstanding bond. Furthermore, additional restricted cash of USD 25 million (DKK 175 million) held as collateral for the bond was released to Zealand in exchange for a parent company guarantee.

Zealand Pharma A/S is part of a Danish joint taxation. Consequently, referring to the Danish Corporation Tax Act regulations, Zealand Pharma A/S is liable for any income taxes, etc. for the jointly taxed companies and Zealand Pharma A/S is likewise liable for any obligations to withhold tax at source on interest, royalties and returns for the jointly taxed companies.

Please refer to note 22 to the consolidated financial statements.

Zealand Pharma • Annual Report 2017 87

Notes.

Note 11 – Financial risks

Please refer to note 23 to the consolidated financial statements.

Contractual maturity (liquidity risk)

A breakdown of the Company's aggregate liquidity risk on financial assets and liabilities is given below.

The following table details the Company's remaining contractual maturity for its financial liabilities with agreed repayment periods. The table has been prepared using the undiscounted cash flows for financial liabilities, based on the earliest date on which the Company can be required to pay. The table includes both interest and principal cash flows. To the extent that the specific timing of interest or principal flows is dependent on future events, the table has been prepared based on Management's best estimate of such timing at the end of the reporting period. The contractual maturity is based on the earliest date on which the Company may be required to pay.

DKK thousand	<6 months	6<12 months	1-5 years	Total
Trade payables	29,424	0	0	29,424
Other liabilities	36,396	0	0	36,396
Total financial liabilities at December 31, 2017	**65,820**	**0**	**0**	**65,820**
Trade payables	19,739	0	0	19,739
Other liabilities	29,406	0	0	29,406
Total financial liabilities at December 31, 2016	**49,145**	**0**	**0**	**49,145**

All cash flows are undiscounted and include all liabilities under contracts.

Note 11 – Financial risks (continued)

Fair value measurement of financial instruments

DKK thousand	2017	2016
Categories of financial instruments		
Trade receivables	0	27
Receivables from subsidiaries	127	76
Income tax receivable	5,500	5,500
Other receivables	4,950	5,017
Cash and cash equivalents	493,575	206,398
Financial assets measured at amortized cost	**504,152**	**217,018**
Securities	75,111	0
Other investments	9,312	0
Financial assets measured at fair value	**84,423**	**0**
Trade payables	29,424	19,739
Other liabilities	36,396	29,406
Financial liabilities measured at amortized cost	**65,820**	**49,145**

The fair value of securities is based on Level 1 in the fair value hierarchy.

The fair value of other investments is based on level 3 in the fair value hierarchy.

At December 31, 2017 and 2016, the carrying amount of other financial assets and financial liabilities approximated the fair value.

88 Zealand Pharma  Annual Report 2017 Notes Alternative Performance Measures Note 12 – Adjustments for non-cash items Net operating expenses Net operating expenses consist of research, development and administrative expenses less other operating income. Net operating expenses is used to show the total cost level, excluding costs related to revenue, i.e royalty expenses. This is used to show the cost level that needs to be covered by revenues minus royalty expenses in order to show a positive operational result. The table below shows a reconciliation of net operating expenses for 2017, 2016 and 2015: 2017 DKK thousand 2016 Depreciation Warrant compensation expenses Income tax receipt Financial income Financial expenses Exchange rate adjustments 4,757 20,156 -5,500 0 0 950 5,410 22,727 -5,500 -121 347 -2,721 DKK thousand 2017 2016 2015 Total adjustments 20,363 20,142 Free cash flow Free cash flow is calculated as cash flow from operating activities less purchase of proper-ty, plant and equipment. A positive free cash flow shows that the Group is able to finance its activities and that external financing is thus not necessary for the Group’s operating activities. Therefore, Management believes that this non-IFRS liquidity measure provides useful informa-tion to investors in addition to the most directly comparable IFRS financial measure “Net cash flow from operating activities.” The table below shows a reconciliation of free cash flow for 2017, 2016 and 2015: Note 13 – Change in working capital DKK thousand 2017 2016 Increase/decrease in receivables Increase/decrease in payables 6,627 16,675 -2,379 8,234 Change in working capital 23,302 5,855 DKK thousand 2017 2016 2015 Note 14 – Significant events after the balance sheet date Please refer to note 27 to the consolidated financial statements. Note 15 – Approval of the annual report Please refer to note 28 to the consolidated financial statements. Cash (outflow)/inflow from operating activities Less purchase of property, plant and equipment -278,746 -7,226 40,904-224,767 -2,600 -4,040 Free cash flow -285,972 38,304 -228,807 Research and development expenses Administrative expenses Other operating income 324,667 47,470 (607) 268,159217,741 52,50341,824 (1,697)(12,828) Net operating expenses 371,530 318,965 246,737

Zealand Pharma  Annual Report 2017 89 Statement of the Board of Directors and Corporate Management The Board of Directors and Executive Management have today discussed and approved the Annual Report of Zealand Pharma A/S for the financial year January 1 – December 31, 2017. parent company’s operations and cash flows for the financial year January 1 – December 31, 2017. In our opinion, the Management’s review includes a fair review of the development of the Group’s and the parent company’s operations and economic conditions, the results for the year, and the Group’s and the parent company’s financial position, as well as a review of the principal risks and uncertainties to which the Group and the parent company are exposed. The consolidated financial statements and parent company financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements under the Danish Financial Statements Act. We consider the accounting policies used to be appropriate. In our opinion, the financial statements give a true and fair view of the Group’s and the parent company’s financial position as of December 31, 2017, and of the results of the Group’s and the We recommend that the Annual Report be approved at the Annual General Meeting. Glostrup, March 7, 2018 Executive Management Britt Meelby Jensen President and Chief Executive Officer Mats Peter Blom Executive Vice President and Chief Financial Officer Board of Directors Alf Gunnar Martin Nicklasson Chairman Rosemary Crane Vice Chairman Catherine Moukheibir Board member Alain Munoz Board member Michael John Owen Board member Jens Peter Stenvang Board member Employee elected Hanne Heidenheim Bak Board member Employee elected Helle Haxgart Board member Employee elected

90 Zealand Pharma  Annual Report 2017 Independent Basis for opinion We conducted our audit in accordance with Interna-tional Standards on Auditing (ISAs) and the additional requirements applicable in Denmark. Our responsi-bilities under those standards and requirements are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements and the parent financial statements section of this auditor’s report. We are independent of the Group in accordance with the International Ethics Standards Board of Accountants’ Code of Ethics for Professional Accountants (IESBA Code) and the additional require-ments applicable in Denmark, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evi-dence we have obtained is sufficient and appropriate to provide a basis for our opinion. To the shareholders of Zealand Pharma A/S auditor’s report Opinion We have audited the consolidated financial state-ments and the parent financial statements of Zea-land Pharma A/S for the financial year January 1 – December 31, 2017, which comprise the income statement, statement of comprehensive income, statement of financial position, statement of changes in equity, statement of cash flows and notes, includ-ing a summary of significant accounting policies, for the Group as well as for the Parent. The consolidated financial statements and the parent financial state-ments have been prepared in accordance with In-ternational Financial Reporting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act. To the best of our knowledge and belief, we have not provided any prohibited nonaudit services as referred to in Article 5(1) of Regulation (EU) No 537/2014. In our opinion, the consolidated financial statements and the parent financial statements give a true and fair view of the Group’s and the Parent’s financial position at December 31, 2017, and of the results of their operations and cash flows for the financial year January 1 – December 31, 2017, in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act. We were first appointed auditors of Zealand Pharma A/S on April 29, 2014 for the financial year 2014. We have been reappointed annually by decision of the general meeting for a total continuous engagement period of four years up to and including the financial year 2017. Our opinion is consistent with our audit book com-ments issued to the Audit Committee and the Board of Directors.

Zealand Pharma • Annual Report 2017 91

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements and the parent financial statements for the financial year January 1 – December 31, 2017. These matters were addressed in the context of our audit of the consolidated financial statements and the parent financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Milestone revenue from Sanofi and Boehringer Ingelheim

Milestone revenue recognized amounted to DKK 101 million in 2017 (DKK 210 million in 2016). Milestone revenue primarily related to the Sanofi License Agreements in connection with the approval of Soliqua® in the EU and revenue from Boehringer Ingelheim related to the initiation of the Phase 1 trial for the long-acting amylin analog. The Sanofi and Boehringer Ingelheim License Agreements include multiple elements, and recognition of revenue is complex and significant, and requires subjective evaluations. Management therefore exercises judgment in determining whether the Group has fulfilled all of its performance obligations. As the recognition events for the milestone revenue related to the Sanofi and Boehringer Ingelheim License Agreements recognized in 2017 were the regulatory approvals and initiation of trials respectively, there were limited elements of judgment in determining the appropriateness of recognition of milestone revenue in 2017.

However, due to the financial significance to the Group of milestone revenue from Sanofi and Boehringer Ingelheim, we have identified this as a key audit matter.

Refer to notes 1 and 2 to the consolidated financial statements.

How the matter was addressed in the audit

Based on our risk assessment procedures focused on the Group's business process and internal controls for milestone revenue, we tested the appropriateness of the Group's revenue recognition. We read the Sanofi and Boehringer Ingelheim License Agreements, discussed them with Management and evaluated the related accounting treatment. During the audit, using third-party sources, we tested whether the performance obligations for revenue recognized under the Sanofi and Boehringer Ingelheim License Agreements were met in 2017. We also evaluated the disclosures in the financial statements related to milestone revenue.

Royalty revenue from Sanofi

Royalty revenue recognized amounted to DKK 39 million in 2017 (DKK 24 million in 2016). Royalty revenue corresponds to a 10% royalty on global net sales of a combination of lixisenatide marketed under the brand name Lyxumia® and insulin glargine 100 units/ml (Lantus®) marketed under the brand name Soliqua® 100/33 in the U.S. and as Suliqua® in the EU. Sanofi sales of Lyxumia® of EUR 19.6 million and sales of Soliqua® and Suliqua® of EUR 19.2 million generated DKK 39 million of royalty revenue for Zealand Pharma A/S in 2017.

While there is limited Management judgment in determining the appropriateness of recognition of royalty revenue in 2017, we have identified this as a key audit matter as the inputs used in the calculation of royalty revenue are driven by third-party sources.

How the matter was addressed in the audit

Based on our risk assessment procedures focused on the Group's business process and internal controls for royalty revenue, we tested the appropriateness of the Group's revenue recognition. We read the Sanofi Royalty Agreement, discussed it with Management and evaluated the related accounting treatment. We obtained Management's calculation of royalty revenue and evaluated the validity of the calculation by testing the accuracy and completeness of the inputs to such calculation using third-party sources. We also evaluated the disclosures in the financial statements related to royalty revenue.

Refer to notes 1 and 2 to the consolidated financial statements.

92 Zealand Pharma Annual Report 2017 Management’s responsibilities for the consolidated financial statements and the parent financial statements Management is responsible for the preparation of consolidated financial statements and parent fi-nancial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the EU and additional re-quirements of the Danish Financial Statements Act, and for such internal control as Management deter-mines is necessary to enable the preparation of con-solidated financial statements and parent financial statements that are free from material misstatement, whether due to fraud or error. Auditor’s responsibilities for the audit of the consolidated financial statements and the parent financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements and the parent financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggre-gate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements and these parent financial statements. Statement on the management review Management is responsible for the management review. Our opinion on the consolidated financial statements and the parent financial statements does not cover the management review, and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements and the parent financial state-ments, our responsibility is to read the management review and, in doing so, consider whether the man-agement review is materially inconsistent with the consolidated financial statements and the parent fi-nancial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. In preparing the consolidated financial statements and the parent financial statements, Management is responsible for assessing the Group’s and the Parent’s ability to continue as a going concern, for disclosing, as applicable, matters related to going concern, and for using the going concern basis of accounting in preparing the consolidated financial statements and the parent financial statements unless Management either intends to liquidate the Group or the Entity or to cease operations, or has no realistic alternative but to do so. Moreover, it is our responsibility to consider whether the management review provides the information required under the Danish Financial Statements Act. As part of an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Based on the work we have performed, we conclude that the management review is in accordance with the consolidated financial statements and the parent financial statements and has been prepared in ac-cordance with the requirements of the Danish Finan-cial Statements Act. We did not identify any material misstatement of the management review. • Identify and assess the risks of material misstate-ment of the consolidated financial statements and the parent financial statements, whether due to

Zealand Pharma Annual Report 2017 93 From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consol-idated financial statements and the parent financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation pre-cludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our re-port because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrep-resentations, or the override of internal control. the audit evidence obtained up to the date of our auditor’s report. However, future events or condi-tions may cause the Group and the Entity to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the consolidated financial statements and the parent financial statements, including the disclosures in the notes, and whether the consoli-dated financial statements and the parent financial statements represent the underlying transactions and events in a manner that gives a true and fair view. • Obtain an understanding of internal control rele-vant to the audit in order to design audit proce-dures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s and the Parent’s internal control. • Obtain sufficient appropriate audit evidence re-garding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. Copenhagen, March 7, 2018 • Evaluate the appropriateness of accounting pol-icies used and the reasonableness of accounting estimates and related disclosures made by Man-agement. Deloitte Statsautoriseret Revisionspartnerselskab Business Registration No 33 96 35 56 • Conclude on the appropriateness of Management’s use of the going concern basis of accounting in preparing the consolidated financial statements and the parent financial statements, and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s and the Parent’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidat-ed financial statements and the parent financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on We communicate with those charged with govern-ance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in in-ternal control that we identify during our audit. Martin Norin Faarborg State-Authorized Public Accountant MNE no mne29395 Sumit Sudan State-Authorized Public Accountant MNE no mne33716 We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

94 Zealand Pharma Annual Report 2017 Other information Sources Company information 95 95

Zealand Pharma Annual Report 2017 95 Sources Company information Zealand Pharma A/S Smedeland 36 2600 Glostrup Denmark Page 26 Page 28 1 Shire PLC. FY 2017 results and internal analysis of patient numbers. . 1 Needle-free nasal delivery of glucagon is superior to inject-able delivery in simulated hypoglycaemia rescue, ePoster # 867, EASD 2015, Stockholm. 2 Jeppesen P. New approaches to the treatments of short bowel syndrome-associated intestinal failure. Curr Opin Gastroenterol 2014;30:182–8.; Howard L, et al. Current Use and Clinical Outcome of Home Parenteral and Enteral Nutrition Therapies in the United States Gastroenterology 1995;109:355–65 Tel: +45 88 77 36 00 Fax: +45 88 77 38 98 2 https://www.cdc.gov/diabetes/statistics/meduse/fig1.htm 3 IMS Health data, 2016 value of glucagon market. info@zealandpharma.com www.zealandpharma.com Page 29 CVR no.: 20 04 50 78 3 Brandt, 2016, Journal of Parenteral and Enteral Nutrition. 1 American Association of Diabetes Educators and Meddevice-tracker, Informa, March 2017. Established April 1, 1997 4 Truven Redbook, Wholesale Acquisition Cost. 2 Glucagon net price of USD 10/day at launch and 3% annual price growth. Registered office Albertslund Page 27 1 Meissner T, Wendel U, Burgard P, Schaetzle S, Mayatepek E. Long-term follow-up of 114 patients with congenital hyper-insulinism. Eur J Endocrinol. 2003;149(1):43-51. Auditors Deloitte Statsautoriseret Revisionspartnerselskab CVR no.: 33 96 35 56 2 http://www.orpha.net/consor/cgi-bin/Disease_Search. php?lng=EN&data_id=1025&Disease_Disease_Search_dis-easeGroup=congenital-hyperinsulinism&Disease_Dis-ease_Search_diseaseType=Pat&Disease(s)/group%20of%20 diseases=Congenital-isolated-hyperinsulinism&title=Con-genital-isolated-hyperinsulinism&search=Disease_Search_ Simple Proofreading: Borella projects Design and production: Noted

ZEALAND PHARMA ZealandPharma AJS Smedeland 36 2600 Glostrup Denmark